[redacted]

08004789

FR/AJ/476/2008

RECEIVED

2008 SEP -5 A 5:44

SEC file: 82-5036

Płock, 02 September 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

Polski Koncern Naftowy SA

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 60/2008 to 74/2008;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the period of 6 months and 3 months ended 30 June 2008 prepared in accordance with International Financial Reporting Standards.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 33 or mobile: +48 605 194 717.

Yours faithfully,

Agnieszka Jackowiak

Agnieszka Jackowiak
Investor Relations Department

PROCESSED
SEP 10 2008
THOMSON REUTERS

dlw 9/9

PKN ORLEN S.A.
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN bonds
Released	15:55 23-Jul-08
Number	7369Z15

RNS Number : 7369Z
Polski Koncern Naftowy Orlen S.A.
23 July 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 60/2008 dated 23 July 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces that on 23 July 2008 its subsidiary, Zakłady Azotowe Anwil SA ("Anwil"), purchased on the secondary market 100 bonds issued by PKN ORLEN, with a par value per bond amounting to 100,000 PLN ("Bonds"). The unit price of the Bond amounted to 99,792.10 PLN. The redemption of the bonds will take place on 4 August 2008 at their nominal value.

The yield on the bonds is based on market conditions.

The Bonds were purchased by Anwil in order to manage its short term liquidity.

The Bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS

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82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino bought PKN ORLEN bonds
Released	16:07 28-Jul-08
Number	0404A16

RNS Number : 0404A
Polski Koncern Naftowy Orlen S.A.
28 July 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 61/2008 dated 28 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 28 July 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowrocławskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN045280808; value of the bond issue PLN 25 000 000 composed of 250 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 28 July 2008
- Redemption date: 28 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 464.70.

PKN ORLEN owns 70,54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
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82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN ksiegowosc bought PKN bonds
Released	16:06 28-Jul-08
Number	0406A16

RNS Number : 0406A
Polski Koncern Naftowy Orlen S.A.
28 July 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 62/2008 dated 28 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 28 July 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. ("ORLEN Ksiegowosc"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Ksiegowosc in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN044280808; value of the bond issue PLN 9 000 000 composed of 90 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 28 July 2008
- Redemption date: 28 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 464.70.

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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PKN ORLEN SA
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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN bonds
Released	15:53 29-Jul-08
Number	1445A15

RNS Number : 1445A
Polski Koncern Naftowy Orlen S.A.
29 July 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 63/2008 dated 29 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 July 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN046110808; value of the bond issue EUR 50 000 000 (i.e. PLN 161 260 000 based on EUR/PLN average exchange rate as of 29 July 2008, stated by National Bank of Poland), composed of 2 000 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 80 630 based on EUR/PLN average exchange rate as of 29 July 2008, stated by National Bank of Poland).
- Date of issue: 29 July 2008
- Redemption date: 11 August 2008

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- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 960.15 (i.e. PLN 80 501.48 based on EUR/PLN average exchange rate as of 29 July 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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RECEIVED
2008 SEP -5 A 5:44

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN bonds
Released	16:00 07-Aug-08
Number	9026A16

RNS Number : 9026A
Polski Koncern Naftowy Orlen S.A.
07 August 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 64/2008 dated 7 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 August 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN048080908; value of the bond issue PLN 70 000 000 composed of 700 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 7 August 2008
- Redemption date: 8 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 446.60.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:55 08-Aug-08
Number	0040B15

RNS Number : 0040B
Polski Koncern Naftowy Orlen S.A.
08 August 2008

PKN ORLEN's subsidiary –ORLEN Deutschland – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 65/2008 dated 8 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 August 2008 PKN ORLEN issued short term bonds to its subsidiary,ORLEN Deutschland AG ("ORLEN Deutschland").The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschlandin order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschlandwere issued by PKN ORLEN with the following issue conditions:
Series: ORLEN049080908; value of the bond issue EUR 25 000 000 (i.e. PLN 81 500 000 based on EUR/PLN average exchange rate as of 8 August 2008, stated by National Bank of Poland), composed of 1 000 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 81 500 based on EUR/PLN average exchange rate as of 8 August 2008, stated by National Bank of Poland).
- Date of issue: 8 August 2008
- Redemption date: 8 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR24 903.92(i.e. PLN 81 186.78 based on EUR/PLN average exchange rate as of 8 August 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of theregistered capitalofORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	2q2008 Financial results comment
Released	07:00 13-Aug-08
Number	2028B07

RNS Number : 2028B
Polski Koncern Naftowy Orlen S.A.
12 August 2008

Regulatory announcement no 66/2008 dated 13 August 2008
Financial data for 2 quarter 2008 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the financial data for the second quarter of 2008 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the second quarter of 2008.

Performance - General Overview

Financial highlights, PLNm	Q2 2008	Q1 2008	Q2 2007	y/y +/- %	q/q +/- %	2008	2007	+/- %
1	2	3	4	5=(2-4)/4	6=(2-3)/3	7	8	9=(7-8)/
Revenue	22,090	17,938	16,218	36.2	23.1	40,028	29,627	35.1
Operating profit plus depreciation/ amortisation (EBITDA)	2,253	1,152	1,874	*20.3*	*95.6*	3,405	2,867	*18.8*
Operating profit/loss, including:	1,646	565	1,292	*27.4*	*191.3*	2,211	1,666	*32.7*
Refining (Production and Wholesale)	1,407	240	921	*52.8*	*486.3*	1,647	986	*67.0*
Petrochemicals	35	232	349	*-90.0*	*-84.9*	267	718	*-62.8*
Chemicals	73	91	69	*5.8*	*-19.8*	164	151	*8.6*
Refining (Retail)	109	103	113	*-3.5*	*5.8*	212	181	*17.1*
Other[1]	74	1	-13	-	*-7,300.0*	75	-86	-
Unallocated[2]	-52	-102	-147	-	-	-154	-284	*-45.8*
Clean EBIT, including:[3]	1,562	565	1,261	*23.9*	*176.5*	2,127	1,710	*24.4*
Non-recurring events[4]	84	0	31	*171.0*	-	84	-44	-
Refining (Production and	0	0	0	-	-	0	-63	-

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Wholesale)								
Petrochemicals	0	0	31	-	-	0	31	-
Chemicals	0	0	0	-	-	0	0	-
Refining (Retail)	0	0	0	-	-	0	0	-
Other[1]	0	0	0	-	-	0	-1	-
Unallocated[2]	84	0	0	-	-	84	-11	-
Net profit	1,698	644	1,215	*39.8*	*163.7*	2,342	1,355	*72.8*
Profit attributable to equity holders of the Parent	1,668	626	1,136	*46.8*	*166.5*	2,294	1,185	*93.6*
Clean profit attributable to equity holders of the Parent	1,600	626	1,136	*40.8*	*155.6*	2,226	1,218	*82.8*
Assets	48,153	46,786	45,867	*5.0*	*2.9*	48,153	45,867	*5.0*
Equity	23,505	22,949	22,239	*5.7*	*2.4*	23,505	22,239	*5.7*
Net debt	7,214	8,258	7,783	*-7.3*	*-12.6*	7,214	7,783	*-7.3*
Net cash provided by (used in) operating activities	1,281	986	1,315	*-2.6*	*29.9*	2,268	1,909	*18.8*
CAPEX	849	577	699	*21.5*	*47.1*	1,426	1,212	*17.7*
ROACE (%)[5]	8.2	7.2	7.1	*16.3*	*13.7*	8.2	7.2	*14.1*
Net debt to equity ratic (%)[6]	33.3	37.1	37.9	*-12.0*	*-10.3*	34.4	35.6	*-3.4*
Net debt/EBITDA[7]	1.2	1.5	1.5	*-18.3*	*-18.4*	1.2	1.6	*-21.5*
EPS	3.90	1.46	2.66	*46.9*	*166.3*	5.36	2.77	*93.6*
Clean EPS	3.74	1.46	2.66	*40.9*	*155.5*	5.21	2.85	*82.8*
Dividend per share	0.00	0.00	0.00	-	-	0.00	0.00	-

Financial data, LIFO method (PLNm)	**Q2 2008**	**Q1 2008**	**Q2 2007**	**y/y +/- %**	**q/q +/- %**	**2008**	**2007**	**+/- %**
Operating profit/loss[8]	801	261	744	*7.7*	*206.9*	1,062	1,435	*-26.0*
Inventory valuation[9] with LIFO method at operatir profit level, including:	-845	-304	-548	*-54.2*	*-178.0*	-1,149	-231	*-397.4*
at PKN ORLEN S.A.	-556	-244	-411	*-35.3*	*-127.9*	-800	-226	*-254.0*
at the Unipetrol Group	-62	15	-83	*25.3*	-	-47	-57	*17.5*
at the Mazeikiu Group	-216	-76	-42	*-414.3*	*-184.2*	-292	46	-
Net profit	1,006	395	774	*30.0*	*154.7*	1,401	1,171	*19.7*

1. PKN OLREN's companies responsible for support functions, employee-related services and maintenance.
2. Includes the PKN Corporate Centre and companies not included in the segments specified above.
3. Clean EBIT is the profit adjusted by the effect of non-recurring events.
4. Non-recurring events in Q2 2008:

    - Unallocated: PLN 84m income received in connection with a legal dispute with PGE Polska Grupa Energetyczna S.A., awarded in favour of PKN ORLEN S.A.

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Non-recurring events in H1 2007:

- Refining: PLN 63m allowance for carbon dioxide emissions by Mazeikiu;
- Petrochemicals: elimination of the effect of Kaucuk on operating profit of the ORLEN Group;
- Other and Unallocated: PLN 12m provision for economic risk at PKN ORLEN S.A.

5. ROACE = operating profit after tax for the last four quarters / average capital employed (equity + net debt).
6. Calculated for average balance-sheet values.
7. Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel) for the last four quarters.
8. Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN 47m for Q2 2007 and PLN 49m for the first two quarters of 2007. Detailed information on the impact of inventory valuation is presented on p. 17 of this report.
9. Calculated as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q2 2008, operating profit of the ORLEN Group ("the ORLEN Group") rose by 27.5% year on year, to PLN 1,646m.

Changes of operating profit in selected key companies of the ORLEN Group:

- Operating profit earned by PKN ORLEN S.A. went up by PLN 316m year on year, mainly as a result of maximisation of the production capacity and higher sales, increased light products yield and positive outcome of the dispute with PGE Polska Grupa Energetyczna S.A.;

- Operating profit of the Mazeikiu Group ("the Mazeikiu Group") increased by PLN 255m year on year, mainly as a result of higher utilisation of the production capacity;

- Operating profit of the Unipetrol Group ("the Unipetrol Group") was PLN 164m lower than in the corresponding period of 2007, mainly as a result of reduced

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margins on olefins and polyolefins, as well as the seven-day shutdown of production units in May 2008;

- Operating profit of Basell Orlen Polyolefins went down by PLN 32m year on year, mainly as a result of lower margins on olefins and polyolefins, as well as preparation of the olefin units at PKN ORLEN S.A. for maintenance shutdown;

- Operating profit of the Anwil Group ("the Anwil Group") rose by PLN 4m year on year, driven mainly by strong demand for artificial fertilisers and lower operating expenses.

These changes in operating profit of the ORLEN Group were - to the largest extent - caused by:

- Change in the macroeconomic factors, namely appreciation of the złoty against the US dollar and the euro, as well as reduced margins on olefins and polyolefins, which decreased the operating profit by approx. PLN 470m year on year;

- Rising oil prices boosted operating profit realised on inventories by approx. PLN 300m year on year, but at the same time increased the cost of internal consumption and thus eroded operating profit by approx. PLN 330m year on year. Taken together, these factors reduced the operating profit by approx. PLN 30m year on year;

- Productivity was improved by approx. PLN 830m year on year, mainly as a result of PLN 680m higher sales volumes, particularly in the refining segment, as well as increased sales of energy and lower cost of external services;

- Non-recurring events, namely the positive result of the dispute with PGE Polska Grupa Energetyczna S.A. in Q2 2008 and consolidation of Kaucuk in Q2 2007, improved operating profit by approx. PLN 50m year on year.

The dynamics of revenue and operating profits in individual segments is discussed in detail below.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential
In Q2 2008, the price of Brent went up by 76.2% year on year, to USD 121.19/bbl.

The average Ural/Brent differential remained similar to that recorded in Q2 2007 and stood at USD 3.70/bbl.

Refining Products

Q2 2008 saw rising margins (crack spreads) on diesel oil (by 146.4% year on year, to USD 278.4 per tonne), light fuel oil (by 183.1% to USD 240.2 per tonne), and A-1 jet fuel (by 119.9% to USD 339.7 per tonne). However, the margins on gasoline dropped by 37.5% to USD 147.4 per tonne.

Petrochemical Products

Compared with Q2 2007, the price of ethylene increased by 16.3%, to EUR 1,038 per tonne, of propylene by 8.8%, to EUR 927 per tonne, of polypropylene by 1.1% to EUR 1,202 per tonne, of toluene by 20.8% to EUR 1,052 per tonne, of butadiene by 9.2% to EUR 973 per tonne, and of glycol by 13.8% to EUR 924 per tonne. Concurrently, the price of polyethylene fell by 1.4% to EUR 1,175 per tonne, of benzene by 6.2% to EUR 793 per tonne, of ortoxylene by 3.8% to EUR 847 per tonne, of paraxylene by 3.8% to EUR 859 per tonne, of ethylene oxide by 17.1% to EUR 1,167 per tonne, and of phenol by 3.7% to EUR 1,267 per tonne.

Exchange Rates

In Q2 2008, the average PLN/EUR exchange rate decreased by 10.3% year on year, to 3.41, and the average PLN/USD exchange rate decreased by 22.7%, to 2.18. The average LTL/USD exchange rate decreased by 13.2%, to 2.23, while the LTL/EUR rate was 3.48, relative to 3.46 in Q2 2007. The average CZK/USD exchange rate decreased by 24.1%, to 15.93, and the average CZK/EUR rate decreased by 12.0%, to 24.87.

Fuel Consumption

According to estimates by Agencja Rynku Energii S.A., in Q2 2008 gasoline consumption in Poland was 1,054 thousand tonnes, down by 0.8% on Q2 2007. Diesel oil consumption went up by 15.5% in Q2 2008 year on year, and amounted to 2,621 thousand tonnes. At the same time, consumption of light fuel oil dropped by 7.1%, to 208 thousand tonnes.

In Lithuania, gasoline consumption in Q2 2008 remained flat at 112 thousand tonnes, while the consumption of diesel oil grew by 2.3%, and stood at 294 thousand tonnes.

According to estimates for the German retail market, gasoline consumption in Q2 2008 decreased by 7.7% year on year to 5,137 thousand tonnes. Diesel oil consumption rose by 1.8% year on year, to 2,964 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**15,587**	**12,528**	**12,822**	**13,579**	**11,942**	*30.5*	*24.*
Sales to third parties	13,510	10,420	9,587	9,749	8,631	*56.5*	*29.*
Intra-company sales	2,077	2,108	3,235	3,830	3,311	*-37.3*	*-1.*
Costs	**-14,209**	**-12,239**	**-12,583**	**-13,114**	**-11,003**	*-29.1*	*-16.*
Other operating income	75	41	66	38	44	*70.5*	*82.*
Other operating expenses	-46	-90	-81	-41	-62	*25.8*	*48.*
Operating profit*	**1,407**	**240**	**224**	**462**	**921**	***52.8***	***486.***

Depreciation and amortisation	260	248	264	258	244	6.6	4.[illegible]
CAPEX	368	276	779	355	420	-12.4	33.[illegible]
Sales of products (thousand tonnes)	6,064	4,982	4,167	5,406	4,779	26.9	21.[illegible]

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q2 2008 grew by 30.5% year on year, mainly on higher prices of refining products and sales volumes larger by 1,285 thousand tonnes, including a 429 thousand tonnes increase in gasoline and a 411 thousand tonnes increase in diesel oil. The rising prices of crude oil and other feedstock increased the segment's costs by 29.1% year on year.

In Q2 2008, the Group's operating profit amounted to PLN 1,407m compared with PLN 921m in the corresponding period of 2007. Factors which contributed to the segment's operating profit included:

- A PLN 249m year on year rise in operating profit reported by the Mazeikiu Group, to PLN 328m, connected with the launch of the Vacuum Distillation Unit. As a result, the oil throughput capacity increased by 965 thousand tonnes year on year, and sales of the products followed suit. Increased operating efficiency is estimated to have added approx. PLN 350m to operating profit. High oil prices increased the operating profit realised on inventories by approx. PLN 174m year on year, but at the same time caused a rise in the cost of own consumption, which eroded the operating profit by approx. PLN 80m year on year. Macroeconomic factors, in particular changes in exchange rates, reduced the operating profit by approx. PLN 190m;
- Rise in the operating profit of PKN ORLEN by PLN 248m, as a result of maximisation of the production capacity, which increased the oil throughput by 10.2% year on year and improved the operating efficiency by approx. PLN 350m. High crude oil prices added approx. PLN 150m year on year to the operating profit realised on inventories, but at the same time increased the cost of own consumption, which eroded operating profit by approx. PLN 250m. Higher margins on fuels (diesel oil, light fuel oil, Jet A-1) increased operating profit by approx. PLN 340m. On the other hand, the appreciation of the złoty against the US dollar reduced operating profit of PKN ORLEN S.A. by approx. PLN 360m;
- A rise in operating profit of the Unipetrol Group, by PLN 31m year on year, as a result of higher volumes and margins on fuels, which boosted operating profit by approx. PLN 80m. However, the operating profit of the Unipetrol Group was reduced by approx. PLN 50m by the appreciation of the Czech koruna against the US dollar.

In Q2 2008, capital expenditure ("Capex") fell by PLN 52m year on year, to PLN 368m.

Commentary - Refining Segment (Retail)

Item, PLNm 1	Q2 2008 2	Q1 2008 3	Q4 2007 4	Q3 2007 5	Q2 2007 6	y/y +/-% 7=(2-6)/6	q/q +/-% 8=(2-3)/3
Revenue, including:	5,447	4,410	4,573	4,490	4,218	29.1	23.[illegible]
Sales to third parties	5,435	4,400	4,555	4,483	4,211	29.1	23.[illegible]
Intra-company sales	12	10	18	7	7	71.4	20.[illegible]
Costs	-5,338	-4,308	-4,508	-4,310	-4,098	-30.3	-23.[illegible]

PKN ORLEN S.
SEC File
82-5036

Other operating income	20	28	38	17	7	185.7	-28.(
Other operating expenses	-20	-27	-36	-22	-14	-42.9	25.(
Operating profit*	**109**	**103**	**67**	**175**	**113**	**-3.5**	**5.(**
Depreciation/amortisation	**85**	**77**	**85**	**78**	**73**	**16.4**	**10.(**
CAPEX	**113**	**81**	**468**	**167**	**91**	**24.2**	**39.(**
Sales of products (thousand tonnes)	**1,317**	**1,147**	**1,153**	**1,201**	**1,114**	**18.2**	**14.(**

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q2 2008, the segment's revenue increased by 29.1% year on year, to PLN 5,447m, driven by higher sales volumes, which went up by 203 thousand tonnes year on year, primarily owing to a 121 thousand tonnes increase in sales of diesel fuel.

Operating profit of the ORLEN Group for Q2 2008 reached PLN 109m, relative to PLN 113m in Q2 2007. The segment's profit was driven by such factors as:

- Similar level of PKN ORLEN's operating profit for Q2 2008 as in Q2 2007, despite the 107 thousand tonnes rise in sales volumes and higher margins on non-fuel goods and services, which together added approx. PLN 60m to operating profit. Operating profit was negatively affected by higher costs of service stations maintenance and reduced margins on gasoline - they eroded operating profit by approx. PLN 50m and PLN 10m, respectively;
- A PLN 2m year-on-year reduction of operating loss of Benzina, to PLN 1m, as a result of higher retail margins on fuels (up by approx. PLN 3m);
- A PLN 2m year-on-year fall in operating profit of ORLEN Deutschland, to PLN 7m, despite higher volumes of fuel sales (up by 64 thousand tonnes year on year), which improved operating profit by approx. PLN 10m. At the same time, lower retail margins on gasoline and diesel oil reduced operating profit by approx. PLN 10m.

In Q2 2008, capex increased year on year by PLN 22m, to PLN 113m.

Commentary - Petrochemicals

Item, PLNm 1	Q2 2008 2	Q1 2008 3	Q4 2007 4	Q3 2007 5	Q2 2007 6	y/y +/-% 7=(2-6)/6	q/q +/-% 8=(2-3)/3
Revenue, including:	**3,428**	**3,287**	**3,425**	**3,401**	**3,560**	**-3.7**	**4.**
Sales to third parties	2,379	2,257	2,201	2,221	2,526	-5.8	5.
Intra-company sales	1,049	1,030	1,224	1,180	1,034	1.5	1.
Costs	**-3,411**	**-3,063**	**-3,389**	**-3,099**	**-3,153**	-8.2	-11.
Other operating income	25	20	62	26	15	66.7	25.
Other operating expenses	-7	-12	-42	-34	-74	90.5	41.
Operating profit*	**35**	**232**	**56**	**294**	**348**	**-89.9**	**-84.**
Depreciation/amortisation	**154**	**156**	**162**	**153**	**153**	**0.7**	**-1.**
CAPEX	**247**	**107**	**241**	**169**	**61**	**304.9**	**130.**
Sales of products (thousand tonnes)	**848**	**779**	**766**	**736**	**791**	**7.2**	**8.**

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the segment recorded a PLN 132m year-on-year drop in revenue, caused by the fact that, unlike in Q2 2007, the revenue figures did not include sales by Kaucuk, which

was sold in H2 2007. The disposal resulted in a decrease in sales of such petrochemical products as styrene, butadiene, polybutadiene, polystyrene, and synthetic rubber.

The segment's operating profit for Q2 2008 was PLN 35m, vs. PLN 348m in Q2 2007. The drop was caused by:

- Lower operating profit of the Unipetrol Group in Q2 2008 - it went down by PLN 196m year on year, to PLN 53m, mainly as a result of adverse macroeconomic factors, which decreased operating profit by approx. PLN 140m. Additionally, in Q2 2008 Kaucuk, which in Q2 2007 added PLN 31m to operating profit of the ORLEN Group, was not consolidated.
- A PLN 91m drop in operating profit of PKN ORLEN S.A., to PLN 61m, caused mainly by macroeconomic factors, which eroded operating profit by approx. PLN 130m. The adverse effects of macroeconomic conditions were partially offset by higher operating efficiency, which raised operating profit by approx. PLN 40m in Q2 2008.
- A PLN 32m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o. to PLN 14m, mainly due to negative macroeconomic factors which lowered operating profit by approx. PLN 60m. This effect was partially offset by higher operating efficiency, which increased the Q2 2008 operating profit by approx. PLN 30m.

Compared with Q2 2007, in Q2 2008 capex increased by PLN 186m, to PLN 247m.

Commentary - Chemicals

Item, PLNm 1	Q2 2008 2	Q1 2008 3	Q4 2007 4	Q3 2007 5	Q2 2007 6	y/y +/-% 7=(2-6)/6	q/q +/-% 8=(2-3)/3
Revenue, including:	717	737	632	714	720	*-0.4*	*-2.*
Sales to third parties	659	733	476	644	640	*3.0*	*-10.*
Intra-company sales	58	4	156	70	80	*-27.5*	*1350.*
Costs	-652	-646	-584	-660	-652	*0.0*	*-0.*
Other operating income	11	5	6	3	3	*266.7*	*120.*
Other operating expenses	-3	-5	-16	-1	-2	*-50.0*	*40.*
Operating profit*	73	91	38	56	69	*5.8*	*-19.*
Depreciation/amortisation	35	36	37	41	43	*-18.6*	*-2.*
CAPEX	52	20	57	31	22	*136.4*	*160.*
Sales of products (thousand tonnes)	393	515	379	480	443	*-11.3*	*-23.*

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the segment's revenue remained relatively unchanged in comparison with Q2 2007. However, the segment recorded a decrease in sales volumes, mainly of polyvinyl chloride (down by 9.3%), PVC granulates (down by 11.8%) and soda lye (down by 23.9%).

Operating profit generated by the segment in Q2 2008 was PLN 73m, an increase on PLN 69m in Q2 2007. The segment's profit was driven by:

- Macroeconomic factors, which boosted operating profit by approx. PLN 20m;
- Lower sales volumes, which eroded operating profit by approx. PLN 30m.

PKN ORLEN SA
SEC File
82-5036

In Q2 2008, capital expenditure increased year on year by PLN 30m and amounted to PLN 52m.

Commentary - Other Activities

Item, PLNm 1	Q2 2008 2	Q1 2008 3	Q4 2007 4	Q3 2007 5	Q2 2007 6	y/y +/-% 7=(2-6)/6	q/q +/-% 8=(2-3)/3
Revenue, including:	**511**	**472**	**471**	**608**	**492**	*3.9*	*8.3*
Sales to third parties	107	129	84	167	210	*-49.0*	*-17.1*
Intra-company sales	404	343	387	441	282	*43.3*	*17.8*
Costs	**-439**	**-482**	**-521**	**-624**	**-493**	*11.0*	*8.9*
Other operating income	12	23	19	7	1	*1,100.0*	*-47.8*
Other operating expenses	-10	-12	-14	-15	-12	*16.7*	*16.7*
Operating profit *	**74**	**1**	**-45**	**-24**	**-12**	***716.7***	***7,300.0***
Depreciation/amortisation	**62**	**61**	**65**	**63**	**62**	***0.0***	***1.6***
CAPEX	**63**	**72**	**126**	**72**	**81**	***-22.2***	***-12.5***
Sales of products (thousand tonnes)	**722**	**731**	**763**	**761**	**772**	***-6.5***	***-1.2***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the Other Activities segment generated operating profit of PLN 74m, compared with a loss of PLN 12m posted in Q2 2007. The key factors contributing to the profit include:

- An increase of PLN 60m year on year in operating profit of PKN ORLEN S.A, to PLN 97m, driven by higher sales of power;
- Decrease of operating loss incurred by the Mazeikiu Group by PLN 7m year on year, to minus PLN 60m;
- Higher operating profit of the Unipetrol Group, which went up by PLN 2m year on year, to PLN 10m.

In Q2 2008, capital expenditure dropped by PLN 18m year on year, and amounted to PLN 63m.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 6 and 3 months ended June 30th 2008

ITEM, PLNm 1	6 months of 2008 2	Q2 2008 3	6 months of 2007 4	Q2 2007 5	+/- % 6=(2-4)/4	+/- % 7=(3-5)/5
Revenue on sales of products	39,470	21,578	29,420	15,656	*34.2*	*37.8*
Excise tax and other charges	-8,230	-4,247	-7,224	-3,749	*-13.9*	*-13.3*
Net revenue on sales of products	**31,240**	**17,331**	**22,196**	**11,907**	***40.7***	***45.6***
Revenue on sales of goods for resale and	9,844	5,337	8,651	5,046	*13.8*	*5.8*

PKN ORLEN SA
SEC File
82-5036

materials						
Excise tax and other charges	-1,056	-578	-1,220	-735	13.4	21.4
Net revenue on sales of goods for resale and materials	**8,788**	**4,759**	**7,431**	**4,311**	***18.3***	***10.4***
Total sales revenue	**40,028**	**22,090**	**29,627**	**16,218**	***35.1***	***36.2***
Cost of products sold	-27,299	-14,831	-18,680	-10,010	*-46.1*	*-48.2*
Cost of goods for resale and materials sold	-8,311	-4,521	-6,769	-3,674	*-22.8*	*-23.1*
Cost of products, goods for resale and materials sold	-35,610	-19,352	-25,450	-13,684	*-39.9*	*-41.4*
Gross profit on sales	**4,418**	**2,738**	**4,177**	**2,534**	***5.8***	***8.1***
Selling costs	-1,619	-879	-1,527	-780	*-6.0*	*-12.7*
General and administrative expenses	-681	-337	-767	-370	*11.2*	*8.9*
Other operating income	313	229	210	80	*49.0*	*186.3*
Other operating expenses	-220	-105	-427	-172	*48.5*	*39.0*
Operating profit	**2,211**	**1,646**	**1,666**	**1,292**	*32.7*	*27.4*
Financial income	1,004	562	301	253	*233.6*	*122.1*
Financial expenses	-529	-243	-367	-106	*-44.1*	*-129.2*
Net financial income/expenses	**475**	**319**	**-66**	**147**	***819.7***	***117.0***
Share in net profit/loss of undertakings valued with equity method	153	83	125	71	*22.4*	*16.9*
Profit before tax	**2,839**	**2,048**	**1,725**	**1,510**	***64.6***	***35.6***
Corporate income tax	-497	-350	-370	-295	*-34.3*	*-18.6*
Net profit	**2,342**	**1,698**	**1,355**	**1,215**	***72.8***	***39.8***
including:						
Profit attributable to minority interests	48	30	170	79	*-71.8*	*-62.0*
Profit attributable to equity holders of the Parent	2,294	1,668	1,185	1,136	*93.6*	*46.8*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at June 30th 2008

ITEM, PLNm	Jun 30 2008	Dec 31 2007
1	2	3
ASSETS		
Non-current assets		
Property, plant and equipment	24,344	24,834
Intangible assets	513	531
Goodwill	131	133
Non-current financial assets	68	62
Shares in undertakings consolidated with equity method	706	700
Loans granted	17	18
Deferred tax asset	202	233
Investment property	71	69
Perpetual usufruct right to land	97	92
Other non-current assets	109	111
Total non-current assets	**26,258**	**26,783**
Current assets		

PKN ORLEN SA
SEC File
82-5036

Inventories	11,788	10,365
Trade and other receivables	8,217	6,885
Income taxes receivable	52	115
Current financial assets	281	168
Prepayments and accrued income	142	147
Cash	1,389	1,498
Assets held for sale	26	188
Total current assets	**21,895**	**19,366**
Total assets	**48,153**	**46,149**
EQUITY AND LIABILITIES		
Equity		
Share capital	535	535
Share capital revaluation adjustment	523	523
Share capital	**1,058**	**1,058**
Share premium account	1,058	1,058
Share premium revaluation adjustment	169	169
Share premium account	**1,227**	**1,227**
Hedging capital	61	83
Currency-translation differences	-1,960	-1,328
Retained profit, including:	20,542	18,942
net profit attributable to equity holders of the Parent	2,294	2,412
Equity (attributable to equity holders of the Parent)	**20,928**	**19,982**
Equity attributable to minority interests, including:	2,577	2,637
Net profit attributable to minority interests	47	68
Total equity, including:	**23,505**	**22,619**
Net profit	**2,342**	**2,480**
Non-current liabilities		
Loans and borrowings	8,011	8,603
Provisions	763	799
Deferred tax liability	1,542	1,549
Other non-current liabilities	158	140
Total non-current liabilities	**10,474**	**11,091**
Current liabilities		
Trade and other payables and accruals	11,677	9,181
Provisions	695	723
Income tax expense	122	40
Loans and borrowings	873	1,719
Deferred income	78	61
Other financial liabilities	729	715
Total current liabilities	**14,174**	**12,439**
Total equity and liabilities	**48,153**	**46,149**

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 6 and 3 months ended June 30th 2008

ITEM, PLNm	6 months of 2008	Q2 2008	6 months of 2007
1	2	3	4
Cash flows from operating activities			
Net profit	**2,342**	**1,698**	**1,355**
Adjustments:			
Share in net profit/(loss) of undertakings valued with equity method	-152	-82	-124
Depreciation and amortisation	1,194	607	1,201
Foreign exchange gains/(losses)	-533	-351	-181
Net interest and dividends	235	104	241
(Profit)/loss on investing activities	-44	-40	75
Increase in receivables	-1,457	-1,163	-663
Decrease/Increase in inventories	-1,598	-688	-1,286
Decrease/Increase in liabilities and accruals	2,111	1,033	1,123
Decrease in provisions	-45	-20	-60
Income tax expense	497	350	370
Income tax paid	-280	-161	-140
Other adjustments	-2	-6	-2
Net cash provided by/(used in) operating activities	**2,268**	**1,281**	**1,909**
Cash flows from investing activities			
Acquisition of property, plant and equipment and intangible assets	-1,567	-694	-1,428
Disposal of property, plant and equipment and intangible assets	52	28	60
Disposal of shares	166	0	7
Acquisition of shares	-2	-2	-489
Acquisition of short-term securities	0	0	-11
Disposal of short-term securities	0	0	251
Dividends and interest received	103	99	200
Loans (granted)/repaid	1	0	-17
Other	-8	-4	6
Net cash provided by/(used in) investing activities	**-1,255**	**-573**	**-1,421**

Cash flows from financing activities			
Increase in long- and short-term loans and borrowings	2,696	1,365	2,974
Issue of debt securities	333	96	750
Repayment of long- and short-term loans and borrowings	-3,256	-1,951	-3,892
Redemption of debt securities	-637	-271	-89
Interest paid	-240	-113	-314
Other	-18	-9	-12
Net cash provided by/(used in) financing activities	**-1,122**	**-883**	**-583**
Net increase in cash	**-109**	**-175**	**-95**
Foreign-exchange gains/(losses)	0	0	-1
Cash at beginning of period	**1,498**	**1,564**	**2,351**
Cash at end of period, including	**1,389**	**1,389**	**2,255**
restricted cash	62	62	25

Operating Data

**POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 6 months ended June 30th 2008**

Output ('000 tonnes)	Q2 2008	Q2 2007	y-o-y change %	Q2 2008	% share	Q2 2008	% share
1	2	3	4=(2-3)/3	5	6=5/total for segment	7	8=7/ total for segment
Refining	ORLEN Group	ORLEN Group		PKN ORLEN S.A.		Unipetrol Group	
Crude oil throughput	7,342	6,018	22.0	3,606	-	1,179	-
Gasoline	1,626	1,349	*20.5*	707	*23.7*	204	*17.1*
Diesel fuel	2,652	2,132	*24.4*	1,357	*45.6*	508	*42.6*
Light fuel oil	190	169	*12.4*	161	*5.4*	6	*0.5*
A-1 jet fuel	328	156	*110.3*	106	*3.6*	28	*2.3*
Heavy fuel oil	696	533	*30.6*	223	*7.5*	12	*1.0*
LPG	170	130	*30.8*	61	*2.0*	30	*2.5*
Bitumens	337	327	*3.1*	0	*0.0*	86	*7.2*
Lubricants	80	64	*25.0*	0	*0.0*	18	*1.5*
Other	83	33	*151.5*	362	*12.2*	301	*25.2*
Total products	**6,162**	**4,893**	**25.9**	**2,977**	-	**1,193**	-
Petrochemicals	ORLEN Group	ORLEN Group		PKN ORLEN S.A.		Unipetrol/ Chemopetrol	
Polyethylene	126	124	*1.6*	0	*0.0*	80	*14.7*
Polypropylene	102	96	*6.3*	0	*0.0*	53	*9.7*
Ethylene	175	161	*8.7*	129	*31.8*	127	*23.3*
Propylene	118	111	*6.3*	98	*24.1*	66	*12.1*
Toluene	34	30	*13.3*	34	*8.4*	0	*0.0*
Benzene	79	37	*113.5*	29	*7.1*	50	*9.2*
Paraxylene	7	8	*-12.5*	7	*1.7*	0	*0.0*
Ortoxylene	7	6	*16.7*	7	*1.7*	0	*0.0*
Acetone	8	8	*0.0*	8	*2.0*	0	*0.0*
Butadiene	15	23	*-34.8*	15	*3.7*	0	*0.0*
Glycol	27	28	*-3.6*	27	*6.7*	0	*0.0*
Ethylene oxide	4	4	*0.0*	4	*1.0*	0	*0.0*
Phenol	12	13	*-7.7*	12	*3.0*	0	*0.0*

PKN ORLEN SA
SEC File
82-5036

Other	176	254	-30.7	36	8.9	169	31.0
Total products	**890**	**903**	**-1.4**	**406**	**-**	**545**	**-**

Chemicals	ORLEN Group	ORLEN Group		PKN ORLEN S.A.		Unipetrol/Chemopetrol	
PVC	104	117	-11.1	-	-	0	0.0
PVC granulate	17	18	-5.6	-	-	0	0.0
CANWIL	116	102	13.7	-	-	0	0.0
Ammonium nitrate	185	211	-12.3	-	-	60	100.0
Caprolactam	0	0	-	-	-	0	0.0
Other	76	98	-22.4	-	-	0	0.0
Total products	**498**	**546**	**-8.8**	**0**	**-**	**60**	**-**

Total output	**7,550**	**6,342**	**19.0**	**3,383**	**-**	**-**	**-**

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 6 and 3 months ended June 30th 2008

Sales at the ORLEN Group 1	6 months of 2008 2	Q2 2008 3	6 months of 2007 4	Q2 2007 5	y-o-y change % 6=(2-4)/4	cl
Refining (Production and Wholesale)						
Gasoline	2,804	1,591	2,130	1,162	31.6	
Diesel fuel	4,426	2,402	3,572	1,991	23.9	
Light fuel oil	624	256	550	207	13.5	
Jet fuel	537	356	320	185	67.8	
Heavy fuel oil	1,450	681	1,186	522	22.3	
LPG	248	152	255	140	-2.7	
Bitumens	403	339	361	298	11.6	
Lubricants	130	68	113	56	15.0	
Other	424	219	389	218	9.0	
Total products	**11,046**	**6,064**	**8,876**	**4,779**	**24.4**	
Refining (Retail)						
Gasoline	1,106	588	1,030	517	7.4	
Diesel fuel	1,215	651	1,010	530	20.3	
LPG	143	78	126	67	13.5	
Other	0	0	1	0	-100.0	
Total products	**2,464**	**1,317**	**2,167**	**1,114**	**13.7**	
Refining (Production and Wholesale + Retail)	**13,510**	**7,381**	**11,043**	**5,893**	**22.3**	
Segment Petrochemicals						
Polyethylene	261	143	229	112	14.0	
Polypropylene	199	104	197	97	1.0	
Ethylene	153	77	138	68	10.9	
Propylene	122	61	123	56	-0.8	
Toluene	70	34	57	28	22.8	

Benzene	151	79	70	34	*115.7*
Paraxylene	12	7	16	8	*-25.0*
Ortoxylene	15	7	12	6	*25.0*
Acetone	16	7	17	8	*-5.9*
Butadiene	31	15	46	23	*-32.6*
Glycol	60	28	50	27	*20.0*
Ethylene oxide	8	4	8	3	*0.0*
Phenol	24	12	25	13	*-4.0*
Other	503	270	568	308	*-11.4*
Total products	**1,625**	**848**	**1,556**	**791**	***4.4***
Chemicals					
PVC	171	88	194	97	*-11.9*
PVC granulate	32	15	35	17	*-8.6*
CANWIL	236	104	200	81	*18.0*
Ammonium nitrate	271	119	254	116	*6.7*
Other	199	67	284	132	*-29.9*
Total products	**909**	**393**	**967**	**443**	***-6.0***
Petrochemicals and Chemicals	**2,534**	**1,241**	**2,523**	**1,234**	***0.4***
Other activities	**1,452**	**722**	**1,505**	**772**	***-3.5***
ORLEN Group - total	**17,496**	**9,344**	**15,071**	**7,899**	***16.1***

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q2 2008 and H1 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

Profit, PLNm	6 months ended June 30 2008		3 months ended June 30 2008		6 months ended June 30 2007		3
	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	
Non-consolidated profit before tax	2,707	1,907	1,919	1,363	1,661	1,435	
Non-consolidated net profit	2,302	1,654	1,637	1,186	1,451	1,268	
Consolidated profit before tax	2,839	1,690	2,048	1,203	1,725	1,494	
Consolidated net profit	2,342	1,401	1,698	1,006	1,355	1,171	

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of

PKN ORLEN SA
SEC File
82-5036

oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results in accordance with LIFO method relative to the results obtained when the weighted average method is applied.

Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

END

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PKN ORLEN SA
SEC File
82-5036

ORLEN
Polski Koncern Naftowy ORLEN Spółka Akcyjna

Performance – General Overview

Financial highlights, PLNm	Q2 2008	Q1 2008	Q2 2007	y/y +/- %	q/q +/- %	2008	2007	+/- %
1	2	3	4	5 = (2-4) / 4	6=(2-3) / 3	7	8	9 = (7-8) / 8
Revenue	22,090	17,938	16,218	36.2	23.1	40,028	29,627	35.1
Operating profit plus depreciation/ amortisation (EBITDA)	2,253	1,152	1,874	20.3	95.6	3,405	2,867	18.8
Operating profit/loss, including:	1,646	565	1,292	27.4	191.3	2,211	1,668	32.7
Refining (Production and Wholesale)	1,407	240	921	52.8	486.3	1,647	986	67.0
Petrochemicals	35	232	349	-90.0	-84.9	267	718	-62.8
Chemicals	73	91	69	5.8	-19.8	164	151	8.6
Refining (Retail)	109	103	113	-3.5	5.8	212	181	17.1
Other[1]	74	1	-13	-	-7,300.0	75	-86	-
Unallocated[2]	-52	-102	-147	-	-	-154	-284	-45.8
Clean EBIT, including:[3]	1,562	565	1,261	23.9	176.5	2,127	1,710	24.4
Non-recurring events[4]	84	0	31	171.0	-	84	-44	-
Refining (Production and Wholesale)	0	0	0	-	-	0	-63	-
Petrochemicals	0	0	31	-	-	0	31	-
Chemicals	0	0	0	-	-	0	0	-
Refining (Retail)	0	0	0	-	-	0	0	-
Other[1]	0	0	0	-	-	0	-1	-
Unallocated[2]	84	0	0	-	-	84	-11	-
Net profit	1,698	644	1,215	39.8	163.7	2,342	1,355	72.8
Profit attributable to equity holders of the Parent	1,668	626	1,136	46.8	166.5	2,294	1,185	93.6
Clean profit attributable to equity holders of the Parent	1,600	626	1,136	40.8	155.6	2,226	1,218	82.8
Assets	48,153	46,786	45,867	5.0	2.9	48,153	45,867	5.0
Equity	23,505	22,949	22,239	5.7	2.4	23,505	22,239	5.7
Net debt	7,214	8,258	7,783	-7.3	-12.6	7,214	7,783	-7.3
								-
Net cash provided by (used in) operating activities	1,281	986	1,315	-2.6	29.9	2,268	1,909	18.8
CAPEX	849	577	699	21.5	47.1	1,426	1,212	17.7
								-
ROACE (%)[5]	8.2	7.2	7.1	16.3	13.7	8.2	7.2	14.1
Net debt to equity ratio (%)[6]	33.3	37.1	37.9	-12.0	-10.3	34.4	35.8	-3.4
Net debt/EBITDA[7]	1.2	1.5	1.5	-18.3	-18.4	1.2	1.6	-21.5
EPS	3.90	1.46	2.66	46.9	166.3	5.36	2.77	93.6
Clean EPS	3.74	1.46	2.66	40.9	155.5	5.21	2.85	82.8
Dividend per share	0.00	0.00	0.00	-	-	0.00	0.00	-

Dane finansowe skorygowane o efekt wyceny zapasów wg metody LIFO, w mln zł	Q2 2008	Q1 2008	Q2 2007	y/y +/- %	q/q +/- %	2008	2007	Zmiana %
Operating profit/loss[8]	801	261	744	7.7	206.9	1,062	1,435	-26.0
Inventory valuation[9] *with LIFO method at operating profit level, including:*	-845	-304	-548	-54.2	-178.0	-1,149	-231	-397.4
at PKN ORLEN S.A.	-558	-244	-411	-35.3	-127.9	-800	-226	-254.0
at the Unipetrol Group	-62	15	-83	25.3	-	-47	-57	17.5
at the Mazeikiu Group	-216	-76	-42	-414.3	-184.2	-292	46	-
Net profit	1,006	395	774	30.0	154.7	1,401	1,171	19.7

1) PKN OLREN's companies responsible for support functions, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Clean EBIT is the profit adjusted by the effect of non-recurring events.
4) Non-recurring events in Q2 2008:
- Unallocated: PLN 84m income received in connection with a legal dispute with PGE Polska Grupa Energetyczna S.A., awarded in favour of PKN ORLEN S.A.

Non-recurring events in H1 2007:
- Refining: PLN 63m allowance for carbon dioxide emissions by Mazeikiu;
- Petrochemicals: elimination of the effect of Kaucuk on operating profit of the ORLEN Group;
- Other and Unallocated: PLN 12m provision for economic risk at PKN ORLEN S.A.

5) ROACE = operating profit after tax for the last four quarters / average capital employed (equity + net debt).
6) Calculated for average balance-sheet values.
7) Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel) for the last four quarters.
8) Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN 47m for Q2 2007 and PLN 49m for the first two quarters of 2007. Detailed information on the impact of inventory valuation is presented on p. 17 of this report.
9) Calculated as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q2 2008, operating profit of the ORLEN Group ("the ORLEN Group") rose by 27.5% year on year, to PLN 1,646m.

Changes of operating profit in selected key companies of the ORLEN Group:

- Operating profit earned by PKN ORLEN S.A. went up by PLN 316m year on year, mainly as a result of maximisation of the production capacity and higher sales, increased light products yield and positive outcome of the dispute with PGE Polska Grupa Energetyczna S.A.;

- Operating profit of the Mazeikiu Group ("the Mazeikiu Group") increased by PLN 255m year on year, mainly as a result of higher utilisation of the production capacity;

- Operating profit of the Unipetrol Group ("the Unipetrol Group") was PLN 164m lower than in the corresponding period of 2007, mainly as a result of reduced margins on olefins and polyolefins, as well as the seven-day shutdown of production units in May 2008;

- Operating profit of Basell Orlen Polyolefins went down by PLN 32m year on year, mainly as a result of lower margins on olefins and polyolefins, as well as preparation of the olefin units at PKN ORLEN S.A. for maintenance shutdown;

- Operating profit of the Anwil Group ("the Anwil Group") rose by PLN 4m year on year, driven mainly by strong demand for artificial fertilisers and lower operating expenses.

These changes in operating profit of the ORLEN Group were – to the largest extent – caused by:

- Change in the macroeconomic factors, namely appreciation of the złoty against the US dollar and the euro, as well as reduced margins on olefins and polyolefins, which decreased the operating profit by approx. PLN 470m year on year;

- Rising oil prices boosted operating profit realised on inventories by approx. PLN 300m year on year, but at the same time increased the cost of internal consumption and thus eroded operating profit by approx. PLN 330m year on year. Taken together, these factors reduced the operating profit by approx. PLN 30m year on year;

- Productivity was improved by approx. PLN 830m year on year, mainly as a result of PLN 680m higher sales volumes, particularly in the refining segment, as well as increased sales of energy and lower cost of external services;

- Non-recurring events, namely the positive result of the dispute with PGE Polska Grupa Energetyczna S.A. in Q2 2008 and consolidation of Kaucuk in Q2 2007, improved operating profit by approx. PLN 50m year on year.

The dynamics of revenue and operating profits in individual segments is discussed in detail below.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q2 2008, the price of Brent went up by 76.2% year on year, to USD 121.19/bbl.

The average Ural/Brent differential remained similar to that recorded in Q2 2007 and stood at USD 3.70/bbl.

Refining Products

Q2 2008 saw rising margins (crack spreads) on diesel oil (by 146.4% year on year, to USD 278.4 per tonne), light fuel oil (by 183.1% to USD 240.2 per tonne), and A-1 jet fuel (by 119.9% to USD 339.7 per tonne). However, the margins on gasoline dropped by 37.5% to USD 147.4 per tonne.

Petrochemical Products

Compared with Q2 2007, the price of ethylene increased by 16.3%, to EUR 1,038 per tonne, of propylene by 8.8%, to EUR 927 per tonne, of polypropylene by 1.1% to EUR 1,202 per tonne, of toluene by 20.8% to EUR 1,052 per tonne, of butadiene by 9.2% to EUR 973 per tonne, and of glycol by 13.8% to EUR 924 per tonne. Concurrently, the price of polyethylene fell by 1.4% to EUR 1,175 per tonne, of benzene by 6.2% to EUR 793 per tonne, of ortoxylene by 3.8% to EUR 847 per tonne, of paraxylene by 3.8% to EUR 859 per tonne, of ethylene oxide by 17.1% to EUR 1,167 per tonne, and of phenol by 3.7% to EUR 1,267 per tonne.

Exchange Rates

In Q2 2008, the average PLN/EUR exchange rate decreased by 10.3% year on year, to 3.41, and the average PLN/USD exchange rate decreased by 22.7%, to 2.18. The average LTL/USD exchange rate decreased by 13.2%, to 2.23, while the LTL/EUR rate was 3.48, relative to 3.46 in Q2 2007. The average CZK/USD exchange rate decreased by 24.1%, to 15.93, and the average CZK/EUR rate decreased by 12.0%, to 24.87.

Fuel Consumption

According to estimates by Agencja Rynku Energii S.A., in Q2 2008 gasoline consumption in Poland was 1,054 thousand tonnes, down by 0.8% on Q2 2007. Diesel oil consumption went up by 15.5% in Q2 2008 year on year, and amounted to 2,621 thousand tonnes. At the same time, consumption of light fuel oil dropped by 7.1%, to 208 thousand tonnes.

In Lithuania, gasoline consumption in Q2 2008 remained flat at 112 thousand tonnes, while the consumption of diesel oil grew by 2.3%, and stood at 294 thousand tonnes.

According to estimates for the German retail market, gasoline consumption in Q2 2008 decreased by 7.7% year on year to 5,137 thousand tonnes. Diesel oil consumption rose by 1.8% year on year, to 2,964 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**15,587**	**12,528**	**12,822**	**13,579**	**11,942**	***30.5***	***24.4***
Sales to third parties	13,510	10,420	9,587	9,749	8,631	*56.5*	*29.7*
Intra-company sales	2,077	2,108	3,235	3,830	3,311	*-37.3*	*-1.5*
Costs	**-14,209**	**-12,239**	**-12,583**	**-13,114**	**-11,003**	*-29.1*	*-16.1*
Other operating income	75	41	66	38	44	*70.5*	*82.9*
Other operating expenses	-46	-90	-81	-41	-62	*25.8*	*48.9*
Operating profit*	**1,407**	**240**	**224**	**462**	**921**	***52.8***	***486.3***
Depreciation and amortisation	**260**	**248**	**264**	**258**	**244**	***6.6***	***4.8***
CAPEX	**368**	**276**	**779**	**355**	**420**	***-12.4***	***33.3***
Sales of products (thousand tonnes)	**6,064**	**4,982**	**4,167**	**5,406**	**4,779**	***26.9***	***21.7***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q2 2008 grew by 30.5% year on year, mainly on higher prices of refining products and sales volumes larger by 1,285 thousand tonnes, including a 429 thousand tonnes increase in gasoline and a 411 thousand tonnes increase in diesel oil. The rising prices of crude oil and other feedstock increased the segment's costs by 29.1% year on year.

In Q2 2008, the Group's operating profit amounted to PLN 1,407m compared with PLN 921m in the corresponding period of 2007. Factors which contributed to the segment's operating profit included:

- A PLN 249m year on year rise in operating profit reported by the Mazeikiu Group, to PLN 328m, connected with the launch of the Vacuum Distillation Unit. As a result, the oil throughput capacity increased by 965 thousand tonnes year on year, and sales of the products followed suit. Increased operating efficiency is estimated to have added approx. PLN 350m to operating profit. High oil prices increased the operating profit realised on inventories by approx. PLN 174m year on year, but at the same time caused a rise in the cost of own consumption, which eroded the operating profit by approx. PLN 80m year on year. Macroeconomic factors, in particular changes in exchange rates, reduced the operating profit by approx. PLN 190m;

- Rise in the operating profit of PKN ORLEN by PLN 248m, as a result of maximisation of the production capacity, which increased the oil throughput by 10.2% year on year and improved the operating efficiency by approx. PLN 350m. High crude oil prices added approx. PLN 150m year on year to the operating profit realised on inventories, but at the same time increased the cost of own consumption, which eroded operating profit by approx. PLN 250m. Higher margins on fuels (diesel oil, light fuel oil, Jet A-1) increased operating profit by approx. PLN 340m. On the other hand, the appreciation of the złoty against the US dollar reduced operating profit of PKN ORLEN S.A. by approx. PLN 360m;

- A rise in operating profit of the Unipetrol Group, by PLN 31m year on year, as a result of higher volumes and margins on fuels, which boosted operating profit by approx. PLN 80m. However, the operating profit of the Unipetrol Group was reduced by approx. PLN 50m by the appreciation of the Czech koruna against the US dollar.

In Q2 2008, capital expenditure ("Capex") fell by PLN 52m year on year, to PLN 368m.

Commentary - Refining Segment (Retail)

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**5,447**	**4,410**	**4,573**	**4,490**	**4,218**	***29.1***	***23.5***
Sales to third parties	5,435	4,400	4,555	4,483	4,211	*29.1*	*23.5*
Intra-company sales	12	10	18	7	7	*71.4*	*20.0*
Costs	-5,338	**-4,308**	**-4,508**	**-4,310**	**-4,098**	*-30.3*	*-23.9*
Other operating income	20	28	38	17	7	*185.7*	*-28.6*
Other operating expenses	-20	-27	-36	-22	-14	*-42.9*	*25.9*
Operating profit*	**109**	**103**	**67**	**175**	**113**	***-3.5***	***5.8***
Depreciation/amortisation	**85**	**77**	**85**	**78**	**73**	***16.4***	***10.4***
CAPEX	**113**	**81**	**468**	**167**	**91**	***24.2***	***39.5***
Sales of products (thousand tonnes)	**1,317**	**1,147**	**1,153**	**1,201**	**1,114**	***18.2***	***14.8***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q2 2008, the segment's revenue increased by 29.1% year on year, to PLN 5,447m, driven by higher sales volumes, which went up by 203 thousand tonnes year on year, primarily owing to a 121 thousand tonnes increase in sales of diesel fuel.

Operating profit of the ORLEN Group for Q2 2008 reached PLN 109m, relative to PLN 113m in Q2 2007. The segment's profit was driven by such factors as:

- Similar level of PKN ORLEN's operating profit for Q2 2008 as in Q2 2007, despite the 107 thousand tonnes rise in sales volumes and higher margins on non-fuel goods and services, which together added approx. PLN 60m to operating profit. Operating profit was negatively affected by higher costs of service stations maintenance and reduced margins on gasoline – they eroded operating profit by approx. PLN 50m and PLN 10m, respectively;

- A PLN 2m year-on-year reduction of operating loss of Benzina, to PLN 1m, as a result of higher retail margins on fuels (up by approx. PLN 3m);

- A PLN 2m year-on-year fall in operating profit of ORLEN Deutschland, to PLN 7m, despite higher volumes of fuel sales (up by 64 thousand tonnes year on year), which improved operating profit by approx. PLN 10m. At the same time, lower retail margins on gasoline and diesel oil reduced operating profit by approx. PLN 10m.

In Q2 2008, capex increased year on year by PLN 22m, to PLN 113m.

Commentary - Petrochemicals

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**3,428**	**3,287**	**3,425**	**3,401**	**3,560**	***-3.7***	***4.3***
Sales to third parties	2,379	2,257	2,201	2,221	2,526	*-5.8*	*5.4*
Intra-company sales	1,049	1,030	1,224	1,180	1,034	*1.5*	*1.8*
Costs	**-3,411**	**-3,063**	**-3,389**	**-3,099**	**-3,153**	*-8.2*	*-11.4*
Other operating income	25	20	62	26	15	*66.7*	*25.0*
Other operating expenses	-7	-12	-42	-34	-74	*90.5*	*41.7*
Operating profit*	**35**	**232**	**56**	**294**	**348**	***-89.9***	***-84.9***
Depreciation/amortisation	**154**	**156**	**162**	**153**	**153**	***0.7***	***-1.3***
CAPEX	**247**	**107**	**241**	**169**	**61**	***304.9***	***130.8***
Sales of products (thousand tonnes)	**848**	**779**	**766**	**736**	**791**	***7.2***	***8.9***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the segment recorded a PLN 132m year-on-year drop in revenue, caused by the fact that, unlike in Q2 2007, the revenue figures did not include sales by Kaucuk, which was sold in H2 2007. The disposal resulted in a decrease in sales of such petrochemical products as styrene, butadiene, polybutadiene, polystyrene, and synthetic rubber.

The segment's operating profit for Q2 2008 was PLN 35m, vs. PLN 348m in Q2 2007. The drop was caused by:

- Lower operating profit of the Unipetrol Group in Q2 2008 – it went down by PLN 196m year on year, to PLN 53m, mainly as a result of adverse macroeconomic factors, which decreased operating profit by approx. PLN 140m. Additionally, in Q2 2008 Kaucuk, which in Q2 2007 added PLN 31m to operating profit of the ORLEN Group, was not consolidated.

- A PLN 91m drop in operating profit of PKN ORLEN S.A., to PLN 61m, caused mainly by macroeconomic factors, which eroded operating profit by approx. PLN 130m. The adverse effects of macroeconomic conditions were partially offset by higher operating efficiency, which raised operating profit by approx. PLN 40m in Q2 2008.

- A PLN 32m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o. to PLN 14m, mainly due to negative macroeconomic factors which lowered operating profit by approx. PLN 60m. This effect was partially offset by higher operating efficiency, which increased the Q2 2008 operating profit by approx. PLN 30m.

Compared with Q2 2007, in Q2 2008 capex increased by PLN 186m, to PLN 247m.

Commentary – Chemicals

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	717	737	632	714	720	-0.4	-2.7
Sales to third parties	659	733	476	644	640	3.0	-10.1
Intra-company sales	58	4	156	70	80	-27.5	1350.0
Costs	-652	-646	-584	-660	-652	0.0	-0.9
Other operating income	11	5	6	3	3	266.7	120.0
Other operating expenses	-3	-5	-16	-1	-2	-50.0	40.0
Operating profit*	73	91	38	56	69	5.8	-19.8
Depreciation/amortisation	35	36	37	41	43	-18.6	-2.8
CAPEX	52	20	57	31	22	136.4	160.0
Sales of products (thousand tonnes)	393	515	379	480	443	-11.3	-23.7

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the segment's revenue remained relatively unchanged in comparison with Q2 2007. However, the segment recorded a decrease in sales volumes, mainly of polyvinyl chloride (down by 9.3%), PVC granulates (down by 11.8%) and soda lye (down by 23.9%).

Operating profit generated by the segment in Q2 2008 was PLN 73m, an increase on PLN 69m in Q2 2007. The segment's profit was driven by:

- Macroeconomic factors, which boosted operating profit by approx. PLN 20m;
- Lower sales volumes, which eroded operating profit by approx. PLN 30m.

In Q2 2008, capital expenditure increased year on year by PLN 30m and amounted to PLN 52m.

Commentary – Other Activities

Item, PLNm	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(2-6)/6	8=(2-3)/3
Revenue, including:	**511**	**472**	**471**	**608**	**492**	*3.9*	*8.3*
Sales to third parties	107	129	84	167	210	*-49.0*	*-17.1*
Intra-company sales	404	343	387	441	282	*43.3*	*17.8*
Costs	-439	**-482**	**-521**	**-624**	**-493**	*11.0*	8.9
Other operating income	12	23	19	7	1	*1,100.0*	*-47.8*
Other operating expenses	-10	-12	-14	-15	-12	*16.7*	*16.7*
Operating profit *	**74**	**1**	**-45**	**-24**	**-12**	**716.7**	**7,300.0**
Depreciation/amortisation	**62**	**61**	**65**	**63**	**62**	***0.0***	***1.6***
CAPEX	**63**	**72**	**126**	**72**	**81**	**-22.2**	***-12.5***
Sales of products (thousand tonnes)	**722**	**731**	**763**	**761**	**772**	***-6.5***	***-1.2***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q2 2008, the Other Activities segment generated operating profit of PLN 74m, compared with a loss of PLN 12m posted in Q2 2007. The key factors contributing to the profit include:

- An increase of PLN 60m year on year in operating profit of PKN ORLEN S.A, to PLN 97m, driven by higher sales of power;
- Decrease of operating loss incurred by the Mazeikiu Group by PLN 7m year on year, to minus PLN 60m;
- Higher operating profit of the Unipetrol Group, which went up by PLN 2m year on year, to PLN 10m.

In Q2 2008, capital expenditure dropped by PLN 18m year on year, and amounted to PLN 63m.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 6 and 3 months ended June 30th 2008

ITEM, PLNm	6 months of 2008	Q2 2008	6 months of 2007	Q2 2007	+/- %	+/- %
1	2	3	4	5	6=(2-4)/4	7=(3-5)/5
Revenue on sales of products	39,470	21,578	29,420	15,656	34.2	37.8
Excise tax and other charges	-8,230	-4,247	-7,224	-3,749	-13.9	-13.3
Net revenue on sales of products	**31,240**	**17,331**	**22,196**	**11,907**	**40.7**	**45.6**
Revenue on sales of goods for resale and materials	9,844	5,337	8,651	5,046	13.8	5.8
Excise tax and other charges	-1,056	-578	-1,220	-735	13.4	21.4
Net revenue on sales of goods for resale and materials	**8,788**	**4,759**	**7,431**	**4,311**	**18.3**	**10.4**
Total sales revenue	**40,028**	**22,090**	**29,627**	**16,218**	**35.1**	**36.2**
Cost of products sold	-27,299	-14,831	-18,680	-10,010	-46.1	-48.2
Cost of goods for resale and materials sold	-8,311	-4,521	-6,769	-3,674	-22.8	-23.1
Cost of products, goods for resale and materials sold	-35,610	-19,352	-25,450	-13,684	-39.9	-41.4
Gross profit on sales	**4,418**	**2,738**	**4,177**	**2,534**	**5.8**	**8.1**
Selling costs	-1,619	-879	-1,527	-780	-6.0	-12.7
General and administrative expenses	-681	-337	-767	-370	11.2	8.9
Other operating income	313	229	210	80	49.0	186.3
Other operating expenses	-220	-105	-427	-172	48.5	39.0
Operating profit	**2,211**	**1,646**	**1,666**	**1,292**	32.7	27.4
Financial income	1,004	562	301	253	233.6	122.1
Financial expenses	-529	-243	-367	-106	-44.1	-129.2
Net financial income/expenses	**475**	**319**	**-66**	**147**	**819.7**	**117.0**
Share in net profit/loss of undertakings valued with equity method	153	83	125	71	22.4	16.9
Profit before tax	**2,839**	**2,048**	**1,725**	**1,510**	**64.6**	**35.6**
Corporate income tax	-497	-350	-370	-295	-34.3	-18.6
Net profit	**2,342**	**1,698**	**1,355**	**1,215**	**72.8**	**39.8**
including:						
Profit attributable to minority interests	48	30	170	79	-71.8	-62.0
Profit attributable to equity holders of the Parent	2,294	1,668	1,185	1,136	93.6	46.8

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at June 30th 2008

ITEM, PLNm	Jun 30 2008	Dec 31 2007	+/- %
1	2	3	4=(2-3)/3
ASSETS			
Non-current assets			
Property, plant and equipment	24,344	24,834	-2.0
Intangible assets	513	531	-3.4
Goodwill	131	133	-1.5
Non-current financial assets	68	62	9.7
Shares in undertakings consolidated with equity method	706	700	0.9
Loans granted	17	18	-5.6
Deferred tax asset	202	233	-13.3
Investment property	71	69	2.9
Perpetual usufruct right to land	97	92	5.4
Other non-current assets	109	111	-1.8
Total non-current assets	**26,258**	**26,783**	**-2.0**
Current assets			
Inventories	11,788	10,365	13.7
Trade and other receivables	8,217	6,885	19.3
Income taxes receivable	52	115	-54.8
Current financial assets	281	168	67.3
Prepayments and accrued income	142	147	-3.4
Cash	1,389	1,498	-7.3
Assets held for sale	26	188	-86.2
Total current assets	**21,895**	**19,366**	**13.1**
Total assets	**48,153**	**46,149**	**4.3**
EQUITY AND LIABILITIES			
Equity			
Share capital	535	535	0.0
Share capital revaluation adjustment	523	523	0.0
Share capital	**1,058**	**1,058**	**0.0**
Share premium account	1,058	1,058	0.0
Share premium revaluation adjustment	169	169	0.0
Share premium account	**1,227**	**1,227**	**0.0**
Hedging capital	61	83	-26.5
Currency-translation differences	-1,960	-1,328	47.6
Retained profit, including:	20,542	18,942	8.4
net profit attributable to equity holders of the Parent	2,294	2,412	-4.9
Equity (attributable to equity holders of the Parent)	**20,928**	**19,982**	**4.7**
Equity attributable to minority interests, including:	2,577	2,637	-2.3
Net profit attributable to minority interests	47	68	-30.9
Total equity, including:	**23,505**	**22,619**	**3.9**

Net profit	**2,342**	**2,480**	***-5.6***
Non-current liabilities			
Loans and borrowings	8,011	8,603	*-6.9*
Provisions	763	799	*-4.5*
Deferred tax liability	1,542	1,549	*-0.5*
Other non-current liabilities	158	140	*12.9*
Total non-current liabilities	**10,474**	**11,091**	***-5.6***
Current liabilities			
Trade and other payables and accruals	11,677	9,181	*27.2*
Provisions	695	723	*-3.9*
Income tax expense	122	40	*205.0*
Loans and borrowings	873	1,719	*-49.2*
Deferred income	78	61	*27.9*
Other financial liabilities	729	715	*2.0*
Total current liabilities	**14,174**	**12,439**	*13.9*
Total equity and liabilities	**48,153**	**46,149**	*4.3*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 6 and 3 months ended June 30th 2008

ITEM, PLNm	6 months of 2008	Q2 2008	6 months of 2007	Q2 2007	+/- %	+/- %
1	2	3	4	5	6=(2-4)/4	7=(3-5)/5
Cash flows from operating activities						
Net profit	**2,342**	**1,698**	**1,355**	**1,215**	***72.8***	***39.8***
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-152	-82	-124	-70	*-22.6*	*-17.1*
Depreciation and amortisation	1,194	607	1,201	582	*-0.6*	*4.3*
Foreign exchange gains/(losses)	-533	-351	-181	-256	*-194.5*	*-37.1*
Net interest and dividends	235	104	241	106	*-2.5*	*-1.9*
(Profit)/loss on investing activities	-44	-40	75	-32	*-158.7*	*-25.0*
Increase in receivables	-1,457	-1,163	-663	-380	*-119.8*	*-206.1*
Decrease/Increase in inventories	-1,598	-688	-1,286	-1,437	*-24.3*	*52.1*
Decrease/Increase in liabilities and accruals	2,111	1,033	1,123	1,426	*88.0*	*-27.6*
Decrease in provisions	-45	-20	-60	-50	*25.0*	*60.0*
Income tax expense	497	350	370	295	*34.3*	*18.6*
Income tax paid	-280	-161	-140	-92	*-100.0*	*-75.0*
Other adjustments	-2	-6	-2	8	*0.0*	*-175.0*
Net cash provided by/(used in) operating activities	**2,268**	**1,281**	**1,909**	**1,315**	***18.8***	***-2.6***
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,567	-694	-1,428	-737	*-9.7*	*5.8*
Disposal of property, plant and equipment and intangible assets	52	28	60	34	*-13.3*	*-17.6*
Disposal of shares	166	0	7	5	*2 271.4*	*-!*
Acquisition of shares	-2	-2	-489	-23	*99.6*	*91.3*
Acquisition of short-term securities	0	0	-11	-6	-	-
Disposal of short-term securities	0	0	251	149	-	-
Dividends and interest received	103	99	200	138	*-48.5*	*-28.3*
Loans (granted)/repaid	1	0	-17	-4	*105.9*	-
Other	-8	-4	6	10	*-233.3*	*-140.0*
Net cash provided by/(used in) investing activities	**-1,255**	**-573**	**-1,421**	**-434**	***11.7***	***-32.0***
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	2,696	1,365	2,974	871	*-9.3*	*56.7*
Issue of debt securities	333	96	750	0	*-55.6*	-
Repayment of long- and short-term loans and borrowings	-3,256	-1,951	-3,892	-1,566	*16.3*	*-24.6*
Redemption of debt securities	-637	-271	-89	-89	*-615.7*	*-204.5*
Interest paid	-240	-113	-314	-234	*23.6*	*51.7*
Other	-18	-9	-12	-1	*-50.0*	*-800.0*
Net cash provided by/(used in) financing activities	**-1,122**	**-883**	**-583**	**-1,019**	***-92.5***	***13.3***
Net increase in cash	**-109**	**-175**	**-95**	**-138**	***-14.7***	***-26.8***
Foreign-exchange gains/(losses)	0	0	-1	-1	-	-

Cash at beginning of period	**1,498**	**1,564**	**2,351**	**2,394**	*-36.3*	*-34.7*
Cash at end of period, including	**1,389**	**1,389**	**2,255**	**2,255**	***-38.4***	***-38.4***
restricted cash	62	62	25	25	*148.0*	*148.0*

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 6 months ended June 30th 2008

Output ('000 tonnes)	Q2 2008	Q2 2007	y-o-y change %	Q2 2008	% share	Q2 2008	% share	Q2 2008	% share
1	2	3	4=(2-3)/3	5	6=5/total for segment	7	8=7/ total for segment	9	10=9/ total for segment
Refining	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol Group**		**Mazeikiu Group**	
Crude oil throughput	7,342	6,018	22.0	3,606	-	1,179	-	2,464	-
Gasoline	1,626	1,349	20.5	707	23.7	204	17.1	715	30.4
Diesel fuel	2,652	2,132	24.4	1,357	45.6	508	42.6	786	33.4
Light fuel oil	190	169	12.4	161	5.4	6	0.5	0	0.0
A-1 jet fuel	328	156	110.3	106	3.6	28	2.3	194	8.3
Heavy fuel oil	696	533	30.6	223	7.5	12	1.0	463	19.7
LPG	170	130	30.8	61	2.0	30	2.5	113	4.8
Bitumens	337	327	3.1	0	0.0	86	7.2	47	2.0
Lubricants	80	64	25.0	0	0.0	18	1.5	0	0.0
Other	83	33	151.5	362	12.2	301	25.2	33	1.4
Total products	**6,162**	**4,893**	**25.9**	**2,977**	-	**1,193**	-	**2,351**	-
Petrochemicals	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/ Chemopetrol**		**BOP**	
Polyethylene	126	124	1.6	0	0.0	80	14.7	47	48.5
Polypropylene	102	96	6.3	0	0.0	53	9.7	50	51.5
Ethylene	175	161	8.7	129	31.8	127	23.3	0	0.0
Propylene	118	111	6.3	98	24.1	66	12.1	0	0.0
Toluene	34	30	13.3	34	8.4	0	0.0	0	0.0
Benzene	79	37	113.5	29	7.1	50	9.2	0	0.0
Paraxylene	7	8	-12.5	7	1.7	0	0.0	0	0.0
Ortoxylene	7	6	16.7	7	1.7	0	0.0	0	0.0
Acetone	8	8	0.0	8	2.0	0	0.0	0	0.0
Butadiene	15	23	-34.8	15	3.7	0	0.0	0	0.0
Glycol	27	28	-3.6	27	6.7	0	0.0	0	0.0
Ethylene oxide	4	4	0.0	4	1.0	0	0.0	0	0.0
Phenol	12	13	-7.7	12	3.0	0	0.0	0	0.0
Other	176	254	-30.7	36	8.9	169	31.0	0	0.0
Total products	**890**	**903**	**-1.4**	**406**	-	**545**	-	**97**	-
Chemicals	**ORLEN Group**	**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/Chemopetrol**		**Anwil Group**	
PVC	104	117	-11.1	-	-	0	0.0	104	23.7
PVC granulate	17	18	-5.6	-	-	0	0.0	17	3.9
CANWIL	116	102	13.7	-	-	0	0.0	116	26.5
Ammonium nitrate	185	211	-12.3	-	-	60	100.0	125	28.5
Caprolactam	0	0	-	-	-	0	0.0	0	0.0
Other	76	98	-22.4	-	-	0	0.0	76	17.4
Total products	**498**	**546**	**-8.8**	**0**	-	**60**	-	**438**	-
Total output	**7,550**	**6,342**	**19.0**	**3,383**	-	-	-	-	-

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 6 and 3 months ended June 30th 2008

Sales at the ORLEN Group	6 months of 2008	Q2 2008	6 months of 2007	Q2 2007	y-o-y change %	y-o-y change %
1	2	3	4	5	6=(2-4)/4	7=(3-5)/5
Refining (Production and Wholesale)						
Gasoline	2,804	1,591	2,130	1,162	31.6	36.9
Diesel fuel	4,426	2,402	3,572	1,991	23.9	20.6
Light fuel oil	624	256	550	207	13.5	23.7
Jet fuel	537	356	320	185	67.8	92.4
Heavy fuel oil	1,450	681	1,186	522	22.3	30.5
LPG	248	152	255	140	-2.7	8.6
Bitumens	403	339	361	298	11.6	13.8
Lubricants	130	68	113	56	15.0	21.4
Other	424	219	389	218	9.0	0.5
Total products	**11,046**	**6,064**	**8,876**	**4,779**	**24.4**	**26.9**
Refining (Retail)						
Gasoline	1,106	588	1,030	517	7.4	13.7
Diesel fuel	1,215	651	1,010	530	20.3	22.8
LPG	143	78	126	67	13.5	16.4
Other	0	0	1	0	-100.0	-
Total products	**2,464**	**1,317**	**2,167**	**1,114**	**13.7**	**18.2**
Refining (Production and Wholesale + Retail)	**13,510**	**7,381**	**11,043**	**5,893**	**22.3**	**25.3**
Segment Petrochemicals						
Polyethylene	261	143	229	112	14.0	27.7
Polypropylene	199	104	197	97	1.0	7.2
Ethylene	153	77	138	68	10.9	13.2
Propylene	122	61	123	56	-0.8	8.9
Toluene	70	34	57	28	22.8	21.4
Benzene	151	79	70	34	115.7	132.4
Paraxylene	12	7	16	8	-25.0	-12.5
Ortoxylene	15	7	12	6	25.0	16.7
Acetone	16	7	17	8	-5.9	-12.5
Butadiene	31	15	46	23	-32.6	-34.8
Glycol	60	28	50	27	20.0	3.7
Ethylene oxide	8	4	8	3	0.0	33.3
Phenol	24	12	25	13	-4.0	-7.7
Other	503	270	568	308	-11.4	-12.3
Total products	**1,625**	**848**	**1,556**	**791**	**4.4**	**7.2**
Chemicals						
PVC	171	88	194	97	-11.9	-9.3
PVC granulate	32	15	35	17	-8.6	-11.8
CANWIL	236	104	200	81	18.0	28.4
Ammonium nitrate	271	119	254	116	6.7	2.6
Other	199	67	284	132	-29.9	-49.2

Total products	**909**	**393**	**967**	**443**	***-6.0***	***-11.3***
Petrochemicals and Chemicals	**2,534**	**1,241**	**2,523**	**1,234**	***0.4***	***0.6***
Other activities	**1,452**	**722**	**1,505**	**772**	***-3.5***	***-6.5***
ORLEN Group – total	**17,496**	**9,344**	**15,071**	**7,899**	***16.1***	***18.3***

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q2 2008 and H1 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

Profit, PLNm	6 months ended June 30 2008		3 months ended June 30 2008		6 months ended June 30 2007		3 months ended June 30 2007	
	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation
Non-consolidated profit before tax	2,707	1,907	1,919	1,363	1,661	1,435	1,241	830
Non-consolidated net profit	2,302	1,654	1,637	1,186	1,451	1,268	1,060	727
Consolidated profit before tax	2,839	1,690	2,048	1,203	1,725	1,494	1,510	962
Consolidated net profit	2,342	1,401	1,698	1,006	1,355	1,171	1,215	775

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results in accordance with LIFO method relative to the results obtained when the weighted average method is applied.

Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	2q2008 Financial Results
Released	07:00 13-Aug-08
Number	2025B07

RNS Number : 2025B
Polski Koncern Naftowy Orlen S.A.
12 August 2008

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the second quarter of 2008. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2025B_-2008-8-12.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

This information is provided by RNS
The company news service from the London Stock Exchange

END

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PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Condensed consolidated financial statements for the periods of 6 and 3 months ended 30 June 2008

Prepared in accordance with International Financial Reporting Standards

PKN ORLEN SA
SEC File
82-5036

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr II / 2008

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Regulation of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the second quarter of the reporting year 2008, that is for the period from 01.04.2008 to 30.06.2008 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 13 August 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN		**CHEMICAL (che)**
(abbreviated name of the issuer)		(industrial sector in line with classification of Warsaw Stock Exchange)
09-411		**PŁOCK**
(zip code)		(location)
CHEMIKÓW		**7**
(street)		(number)
48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT Sp. z o.o.
(Entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2 quarters (cumulative data) period from 1.01.2008 to 30.06.2008	2 quarters (cumulative data) period from 1.01.2007 to 30.06.2007	2 quarters (cumulative data) period from 1.01.2008 to 30.06.2008	2 quarters (cumulative data) period from 1.01.2007 to 30.06.2007
Data in respect of condensed consolidated financial statement				
I. Total sales revenues	40 028 169	29 626 521	11 510 266	8 519 243
II. Profit from operations	2 211 398	1 666 479	635 897	479 204
III. Profit before tax	2 838 562	1 724 782	816 242	495 969
IV. Net profit attributable to equity holders of the parent	2 294 281	1 184 928	659 731	340 732
V. Net profit	2 341 652	1 354 955	673 353	389 624
VI. Net cash provided by operating activities	2 267 742	1 908 637	652 099	548 837
VII. Net cash (used in) investing activities	(1 255 278)	(1 421 476)	(360 960)	(408 752)
VIII. Net cash (used in) financing activities	(1 121 206)	(583 268)	(322 406)	(167 721)
IX. Net change in cash and cash equivalents	(108 742)	(96 107)	(31 269)	(27 636)
	as of 30 June 2008	as of 31 December 2007	as of 30 June 2008	as of 31 December 2007
IX. Non-current assets	26 257 376	26 782 944	7 828 206	7 984 898
X. Current assets	21 895 173	19 366 488	6 527 689	5 773 802
XI. Total assets	48 152 549	46 149 432	14 355 897	13 758 700
XII. Long-term liabilities	10 473 575	11 091 402	3 122 525	3 306 721
XIII. Short-term liabilities	14 173 509	12 438 663	4 225 600	3 708 384
XIV. Equity	23 505 465	22 619 367	7 007 771	6 743 595
XV. Share capital *	1 057 635	1 057 635	315 317	315 317
XVI. Equity attributable to equity holders of the parent	20 928 061	19 981 942	6 239 360	5 957 290
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	54,96	52,88	16,38	15,77

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	2 quarters (cumulative data) period from 1.01.2008 to 30.06.2008	2 quarters (cumulative data) period from 1.01.2007 to 30.06.2007	2 quarters (cumulative data) period from 1.01.2008 to 30.06.2008	2 quarters (cumulative data) period from 1.01.2007 to 30.06.2007
Data in respect of abbreviated financial statement				
I. Total sales revenues	29 539 733	19 161 560	8 494 287	5 509 995
II. Profit from operations	1 586 926	1 093 937	456 328	314 567
III. Profit before tax	2 706 919	1 660 817	778 387	477 576
IV. Net profit	2 301 536	1 450 797	661 817	417 183
V. Net cash provided by operating activities	708 992	665 988	203 874	191 506
VI. Net cash (used in) investing activities	(649 393)	(632 742)	(186 736)	(181 948)
VII. Net cash provided by financing activities	102 248	100 350	29 402	28 856
VIII. Net change in cash and cash equivalents	161 847	133 596	46 540	38 416
IX. Net profit and diluted profit per ordinary share (in PLN/EUR)	5,38	3,39	1,55	0,98
	as of 30 June 2008	as of 31 December 2007	as of 30 June 2008	as of 31 December 2007
X. Non-current assets	20 143 111	19 958 199	6 005 340	5 950 211
XI. Current assets	15 570 133	12 011 508	4 641 981	3 581 035
XII. Total assets	35 713 244	31 969 707	10 647 321	9 531 246
XIII. Long-term liabilities	6 932 523	7 289 067	2 066 819	2 173 116
XIV. Short-term liabilities	9 367 469	6 847 058	2 792 758	2 041 339
XV. Equity	19 413 252	17 833 582	5 787 744	5 316 791
XVI. Share capital*	1 057 635	1 057 635	315 317	315 317
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	45,39	41,70	13,53	12,43

* Share capital after revaluation in accordance with IAS 29

The above data for 2 quarters of 2008 and 2007 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate published as of 30 June 2008 – 3.3542 PLN / EUR;
- specific items of income statement and statement of cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2008) – 3.4776 PLN / EUR.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 June 2008 (unaudited)	31 December 2007
ASSETS		
Non-current assets		
Property, plant and equipment	24 343 331	24 833 925
Intangible assets	512 497	530 970
Goodwill	131 360	132 465
Long-term financial assets	68 220	62 322
Investments in associates	706 150	700 331
Loans granted	16 899	18 194
Deferred tax asset	201 412	233 219
Investment property	70 978	69 076
Perpetual usufruct of land	97 270	91 430
Other non-current assets	109 259	111 012
Total non-current assets	**26 257 376**	**26 782 944**
Current assets		
Inventory	11 788 530	10 365 409
Trade and other receivables	8 216 604	6 884 455
Income tax receivables	51 862	115 381
Short-term financial assets	280 463	167 957
Short-term prepayments	142 182	146 892
Cash and cash equivalents	1 389 376	1 498 232
Non-current assets classiffied as held for sale	26 156	188 162
Total current assets	**21 895 173**	**19 366 488**
Total assets	**48 152 549**	**46 149 432**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**61 271**	83 302
Foreign exchange differences on subsidiaries from consolidation	**(1 960 355)**	(1 327 936)
Retained earnings:	**20 542 257**	18 941 688
incl. net profit atributable to equity holders of the parent	2 294 281	2 412 409
Total equity (attributed to equity holders of the parent)	**20 928 061**	**19 981 942**
Minority interest	2 577 404	2 637 425
incl. net profit atributable to minority interest	**47 371**	68 017
Total equity	**23 505 465**	**22 619 367**
incl. net profit	2 341 652	2 480 426
Long-term liabilities		
Interest-bearing loans and borrowings	8 011 120	8 602 721
Provisions	762 571	799 266
Deferred tax liabilities	1 542 160	1 548 835
Other long-term liabilities	157 724	140 580
Total long-term liabilities	**10 473 575**	**11 091 402**
Current liabilities		
Trade and other liabilities and accrued expenses	11 677 304	9 181 243
Provisions	694 815	723 152
Income tax liabilitys	121 585	39 389
Interest-bearing loans and borrowings	872 546	1 719 223
Deferred income	78 439	60 683
Other current financial liabilities	728 820	714 973
Total current liabilities	**14 173 509**	**12 438 663**
Total liabilities and shareholders' equity	**48 152 549**	**46 149 432**

* Share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	39 469 797	29 420 065
Excise tax and other charges	(8 229 513)	(7 224 296)
Revenues from sale of finished goods, net	31 240 284	22 195 769
Sales of merchandise and raw materials	9 843 870	8 651 354
Excise tax and other charges	(1 055 985)	(1 220 602)
Revenues from sale of merchandise and raw materials, net	8 787 885	7 430 752
Total sales revenues	**40 028 169**	**29 626 521**
Cost of finished goods sold	(27 299 199)	(18 680 367)
Cost of merchandise and raw materials sold	(8 310 802)	(6 769 176)
Cost of finished goods, merchandise and raw materials sold	(35 610 001)	(25 449 543)
Gross profit on sales	**4 418 168**	**4 176 978**
Distribution expenses	(1 618 738)	(1 526 527)
General and administrative expenses	(681 461)	(766 612)
Other operating revenues	313 375	209 710
Other operating expenses	(219 948)	(427 070)
Profit from operations	**2 211 396**	**1 666 479**
Financial revenues	1 004 209	301 352
Financial expenses	(528 813)	(366 681)
Net financial revenues and expenses	**475 396**	**(65 329)**
Share in profit from investments accounted for under equity method *	151 770	123 632
Profit before tax	**2 838 562**	**1 724 782**
Corporate income tax	(496 910)	(369 827)
Net profit	**2 341 652**	**1 354 955**
incl.		
Minority interest	47 371	170 027
Net profit attributable to equity holders of the parent	**2 294 281**	**1 184 928**

* incl. share in profit of Polkomtel S.A. in the amount of PLN 151,627 thousand for the period of 6 months ended 30 June 2008 and PLN 123,800 thousand for the period of 6 months ended 30 June 2007

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

PKN ORLEN SA
SEC File
82-5036

	for 3 months ended 30 June 2008 (unaudited)	for 3 months ended 30 June 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	21 578 015	15 655 785
Excise tax and other charges	(4 247 411)	(3 748 975)
Revenues from sale of finished goods, net	17 330 604	11 906 810
Sales of merchandise and raw materials	5 337 380	5 046 480
Excise tax and other charges	(577 647)	(734 993)
Revenues from sale of merchandise and raw materials, net	4 759 733	4 311 487
Total sales revenues	**22 090 337**	**16 218 297**
Cost of finished goods sold	(14 831 413)	(10 009 917)
Cost of merchandise and raw materials sold	(4 521 267)	(3 674 423)
Cost of finished goods, merchandise and raw materials sold	(19 352 680)	(13 684 340)
Gross profit on sales	**2 737 657**	**2 533 957**
Distribution expenses	(878 542)	(779 990)
General and administrative expenses	(336 528)	(369 984)
Other operating revenues	228 846	80 372
Other operating expenses	(105 110)	(172 638)
Profit from operations	**1 646 323**	**1 291 717**
Financial revenues	562 299	253 605
Financial expenses	(242 921)	(106 220)
Net financial revenues and expenses	**319 378**	**147 385**
Share in profit from investments accounted for under equity method *	82 338	70 430
Profit before tax	**2 048 039**	**1 509 532**
Corporate income tax	(349 966)	(295 006)
Net profit	**1 698 073**	**1 214 526**
Incl.		
Minority interest	30 060	78 799
Net profit attributable to equity holders of the parent	**1 668 013**	**1 135 727**

* incl. share in profit of Polkomtel S.A. in the amount of PLN 81,686 thousand in the period of 3 months ended 30 June 2008 and PLN 69,932 thousand in the period of 3 months ended 30 June 2007

(all amounts in PLN thousand)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Cash flows - operating activities		
Net profit	**2 341 652**	**1 354 955**
Adjustments for:		
Share in profit from investments accounted for under equity method *	(151 770)	(123 632)
Depreciation	1 194 231	1 201 256
(Profit) from exchange rate differences, net	(533 370)	(181 519)
Interest and dividend received, net	234 695	241 459
Loss/(Profit) on investing activities	(43 693)	75 073
(Increase) in receivables	(1 457 239)	(663 227)
(Increase) in inventories	(1 597 715)	(1 286 584)
Increase in liabilities and accrued expenses	2 111 251	1 123 398
(Decrease) in provisions	(44 580)	(60 252)
Income tax expense	496 910	369 827
Income tax paid	(280 157)	(140 314)
Other adjustments	(2 473)	(1 803)
Net cash provided by operating activities	**2 267 742**	**1 908 637**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 567 119)	(1 427 602)
Proceeds from the sale of property, plant and equipment and intangible assets	52 320	59 922
Proceeds from the sale of shares **	166 360	6 775
Acquisition of shares ***	(1 768)	(488 868)
Acquisition of short-term securities	-	(11 349)
Proceeds from the sale of short-term securities	-	251 142
Interest and dividends received	102 576	199 563
Loans repaid	810	(16 613)
Other	(8 457)	5 554
Net cash (used in) investing activities	**(1 255 278)**	**(1 421 476)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	2 695 984	2 974 107
Debt securitities issued	332 561	750 000
Repayment of long and short-term borrowings and loans	(3 255 581)	(3 891 939)
Repurchase of debt securities	(636 680)	(88 843)
Interest paid	(239 787)	(314 623)
Other	(17 703)	(11 970)
Net cash (used in) financing activities	**(1 121 206)**	**(583 268)**
Net change in cash and cash equivalents	**(108 742)**	**(96 107)**
Effect of exchange rate changes	(114)	(628)
Cash and cash equivalents, beginning of the period	**1 498 232**	**2 351 320**
Cash and cash equivalents, end of the period	**1 389 376**	**2 254 585**
incl. cash and cash equivalents not available for use	61 592	24 709

* incl. share in profit of Polkomtel S.A. in the amount of PLN 151,627 thousand in the period of 6 months ended 30 June 2008 and PLN 123,800 thousand in the period of 6 months ended 30 June 2007

** incl. in the period of 6 months ended 30 June 2008 sale of shares of AGROBOHEMIE a.s. and Synthesia a.s. in the amount of PLN 164,910 thousand

*** including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Equity attributable to equity holders of the parent						
	Share capital and share premium	**Hedging reserve**	**Foreign exchange differences on subsidiaries from consolidation**	**Retained earnings**	**Total**	**Minority interest**	**Total equity**
1 January 2008	**2 284 888**	**83 302**	**(1 327 936)**	**18 941 688**	**19 981 942**	**2 637 425**	**22 619 367**
Profit (loss) in hedge accounting due to valuation of instruments (incl. deferred tax)	-	(29 370)	25 598	-	(3 772)	-	(3 772)
Foreign exchange differences on consolidation	-	-	(658 017)	(824)	(658 841)	84 588	(574 253)
Net revenues (expenses) recognized directly in equity	**-**	**(29 370)**	**(632 419)**	**(824)**	**(662 613)**	**84 588**	**(578 025)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	7 339	-	-	7 339	-	7 339
Net profit	-	-	-	2 294 281	2 294 281	47 371	2 341 652
Total revenues/expenses for the period	**-**	**(22 031)**	**(632 419)**	**2 293 457**	**1 639 007**	**131 959**	**1 770 966**
Change in minority interest's share in equity	-	-	-	-	-	(157)	(157)
Dividends	-	-	-	(692 888)	(692 888)	(191 823)	(884 711)
30 June 2008 (unaudited)	**2 284 888**	**61 271**	**(1 960 355)**	**20 542 257**	**20 928 061**	**2 577 404**	**23 505 465**

	Share capital and share premium	**Hedging reserve**	**Foreign exchange differences on subsidiaries from consolidation**	**Retained earnings**	**Total**	**Minority interest**	**Total equity**
1 January 2007	**2 284 888**	**8 506**	**22 003**	**16 535 543**	**18 850 940**	**2 731 623**	**21 582 563**
Profit (loss) in hedge accounting due to valuation of instruments (incl. deferred tax)	-	60 471	-	-	60 471	-	60 471
Foreign exchange differences on consolidation		-	(534 282)	-	(534 282)	(136 782)	(671 064)
Net revenues (expenses) recognized directly in equity	**-**	**60 471**	**(534 282)**	**-**	**(473 811)**	**(136 782)**	**(610 593)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(12 504)	-	-	(12 504)	-	(12 504)
Net profit	-	-	-	1 184 928	1 184 928	170 027	1 354 955
Total revenues/expenses for the period	**-**	**47 967**	**(534 282)**	**1 184 928**	**698 613**	**33 245**	**731 858**
Change in minority interest's share in equity	-	-	-	11 655	11 655	(11 655)	-
Dividends	-	-	-	-	-	(50 179)	(50 179)
30 June 2007 (unaudited)	**2 284 888**	**56 473**	**(512 279)**	**17 732 126**	**19 561 208**	**2 703 034**	**22 264 242**

The accompanying notes are an integral part of these condensed consolidated financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED UNCONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

PKN ORLEN SA
SEC File
82-5036

	30 June 2008 (unaudited)	31 December 2007
ASSETS		
Non-current assets		
Property, plant and equipment	8 628 323	8 472 139
Intangible assets	59 542	58 592
Long-term financial assets	32 258	32 796
Shares in related entities	11 273 078	11 252 587
Loans granted	49 014	47 000
Perpetual usufruct of land	84 635	78 659
Other non-current assets	16 261	16 426
Total non-current assets	**20 143 111**	**19 958 199**
Current assets		
Inventory	7 592 674	6 753 486
Trade and other receivables	7 287 439	4 746 410
Income tax receivable	992	76 575
Short-term financial assets	287 998	199 798
Loans granted	3 163	5 461
Short-term prepayments	54 855	57 486
Cash and cash equivalents	327 925	166 142
Non-current assets clasiffied as held for sale	15 087	6 150
Total current assets	**15 570 133**	**12 011 508**
Total assets	**35 713 244**	**31 969 707**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**58 606**	87 584
Retained earnings:	**17 069 758**	15 461 110
incl. net profit	2 301 536	2 759 859
Total equity	**19 413 252**	**17 833 582**
Long-term liabilities		
Interest-bearing loans and borrowings	6 070 692	6 500 200
Provisions	451 382	453 971
Deferred tax liabilities	367 631	295 350
Other long-term liabilities	42 818	39 546
Total long-term liabilities	**6 932 523**	**7 289 067**
Current liabilities		
Trade and other liabilities and accrued expenses	7 827 068	5 788 892
Provisions	584 847	596 254
Income tax liabilities	90 480	-
Interest-bearing loans and borrowings	738 230	440 262
Deferred income	950	985
Other current financial liabilities	125 894	20 665
Total current liabilities	**9 367 469**	**6 847 058**
Total liabilities and shareholders' equity	**35 713 244**	**31 969 707**

* share capital after revaluation in accordance with IAS 29

(all amounts in PLN thousand)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	21 844 153	16 525 616
Excise tax and other charges	(6 315 515)	(5 351 010)
Revenues from sale of finished goods, net	15 528 638	11 174 606
Sales of merchandise and raw materials	14 601 052	8 741 970
Excise tax and other charges	(589 957)	(755 016)
Revenues from sale of merchandise and raw materials, net	14 011 095	7 986 954
Total sales revenues	**29 539 733**	**19 161 560**
Cost of finished goods sold	(13 275 525)	(9 326 332)
Cost of merchandise and raw materials sold	(13 682 399)	(7 634 325)
Cost of finished goods, merchandise and raw materials sold	(26 957 924)	(16 960 657)
Gross profit on sales	**2 581 809**	**2 200 903**
Distribution expenses	(797 235)	(752 108)
General and administrative expenses	(249 263)	(297 586)
Other operating revenues	175 917	75 919
Other operating expenses	(124 302)	(133 191)
Profit from operations	**1 586 926**	**1 093 937**
Financial revenues *	1 437 748	768 183
Financial expenses	(317 755)	(201 303)
Net financial revenues and expenses	**1 119 993**	**566 880**
Profit before tax	**2 706 919**	**1 660 817**
Corporate income tax	(405 383)	(210 020)
Net profit	**2 301 536**	**1 450 797**
Basic and diluted earnings per share (per share in Polish Zloty) **	**5,38**	**3,39**

* Financial revenues contain dividends in the amount of PLN 637,618 thousand in the period of 6 months ended 30 June 2008 and dividends in the amount of PLN 594,134 thousand in the period of 6 months ended 30 June 2007. Including the dividend from Polkomtel S.A. in the amount of PLN 182,860 thousand and dividend from Unipetrol in the amount of PLN 281,246 thousand in the period of 6 months ended 30 June 2008 and dividend from Polkomtel S.A. in the amount of PLN 202,316 thousand in the period of 6 months ended 30 June 2007.
** in the periods of 6 months ended 30 June 2008 and 30 June 2007 there were no new issues of shares

(all amounts in PLN thousand)

	for 3 months ended 30 June 2008 (unaudited)	for 3 months ended 30 June 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	11 687 813	8 619 515
Excise tax and other charges	(3 271 341)	(2 745 672)
Revenues from sale of finished goods, net	8 416 472	5 873 843
Sales of merchandise and raw materials	8 440 987	5 693 759
Excise tax and other charges	(333 599)	(494 671)
Revenues from sale of merchandise and raw materials, net	8 107 388	5 199 088
Total sales revenues	**16 523 860**	**11 072 931**
Cost of finished goods sold	(6 955 483)	(4 707 593)
Cost of merchandise and raw materials sold	(7 947 602)	(5 003 904)
Cost of finished goods, merchandise and raw materials sold	(14 903 085)	(9 711 497)
Gross profit on sales	**1 620 775**	**1 361 434**
Distribution expenses	(442 473)	(380 788)
General and administrative expenses	(110 527)	(155 388)
Other operating revenues	107 252	35 884
Other operating expenses	(52 745)	(55 336)
Profit from operations	**1 122 282**	**805 806**
Financial revenues *	916 029	459 993
Financial expenses	(118 957)	(24 555)
Net financial revenues and expenses	**797 072**	**435 438**
Profit before tax	**1 919 354**	**1 241 244**
Corporate income tax	(282 739)	(180 830)
Net profit	**1 636 615**	**1 060 414**

* Financial revenues contain dividends in the amount of PLN 454,758 thousand in the period of 3 months ended 30 June 2008 and dividends in amount of PLN 299,422 thousand in the period of 3 months ended 30 June 2007. Including dividend from Unipetrol in the amount of PLN 281,248 thousand in the period of 3 months ended 30 June 2008.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED UNCONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Cash flows - operating activities		
Net profit	**2 301 536**	**1 450 797**
Adjustments for:		
Depreciation	458 428	438 830
(Profit) from exchange rate differences, net	(407 146)	(116 230)
Interest and dividend received, net*	(466 491)	(425 580)
Loss on investing activities	8 084	39 178
(Increase) in receivables	(2 062 329)	(1 140 490)
(Increase) in inventories	(839 188)	(819 593)
Increase in liabilities and accrued expenses	1 513 845	1 129 978
(Decrease) in provisions	(7 199)	(28 384)
Income tax expense	405 383	210 020
Income tax paid	(167 039)	(96 199)
Other adjustments	(28 892)	23 661
Net cash provided by operating activities	**708 992**	**665 988**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(763 554)	(498 323)
Proceeds from the sale of property, plant and equipment	16 913	7 477
Proceeds from the sale/liquidation of related parties	11 848	-
Acquisition of shares ***	(65)	(485 509)
Interest and dividends received	148 424	369 133
Loans granted to subsidiaries	(2 064)	(47 000)
Proceeds from repayment of loans granted to subsidiaries	3 016	338
Proceeds from the acquisition of liabilities of the Unipetrol a.s. Group	-	36 951
Expenditures due to additional payments to subsidiaries' equity	(57 363)	-
Other	(6 548)	(15 809)
Net cash used in investing activities	**(649 393)**	**(632 742)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	1 717 579	1 261 729
Debt securitities issued	1 103 756	750 000
Repayment of long and short-term E431	(1 532 107)	(1 772 070)
Repurchase of debt securities	(1 016 205)	-
Interest paid	(170 111)	(139 309)
Payments due to finance lease liabilities	(664)	-
Net cash provided by financing activities	**102 248**	**100 350**
Net change in cash and cash equivalents	**161 847**	**133 596**
Effect of exchange rate changes	(64)	(557)
Cash and cash equivalents, beginning of the period	**166 142**	**307 315**
Cash and cash equivalents, end of the period	**327 925**	**440 354**

* Interest and dividends, net contain dividends in the amount of PLN 637,618 thousand in the period of 6 months ended 30 June 2008 and dividends in amount of PLN 594,134 thousand in the period of 6 months ended 30 June 2007. Including dividend from Polkomtel S.A. in the amount of PLN 182,860 thousand and dividend from Unipetrol in the amount of PLN 281,246 thousand in the period of 6 months ended 30 June 2008 and dividend from Polkomtel S.A. in the amount of PLN 202,316 thousand in the period of 6 months ended 30 June 2007.
** including proceeds from liquidation of Etylobenzen Płock Sp. z o.o. in the amount of PLN 11,648 thousand.
*** including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2008	**2 284 888**	**87 584**	**15 461 110**	**17 833 582**
Profit (loss) in hedge accounting due to valuation of instruments (incl. deferred tax)	-	(33 810)	-	(33 810)
Net revenues (expenses) recognized directly in equity	-	**(33 810)**	-	**(33 810)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	4 832	-	4 832
Net profit		-	2 301 536	2 301 536
Total revenues/expenses for the period	-	**(28 978)**	**2 301 536**	**2 272 558**
Other	-	-	(692 888)	(692 888)
30 June 2008 (unaudited)	**2 284 888**	**58 606**	**17 069 758**	**19 413 252**

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2007	**2 284 888**	**23 447**	**12 701 251**	**15 009 586**
Profit (loss) in hedge accounting due to valuation of instruments (incl. deferred tax)	-	53 159	-	53 159
Net revenues (expenses) recognized directly in equity	-	**53 159**	-	**53 159**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(16 050)	-	(16 050)
Net profit	-	-	1 450 797	1 450 797
Total revenues/expenses for the period	-	**37 109**	**1 450 797**	**1 487 906**
30 June 2007 (unaudited)	**2 284 888**	**60 556**	**14 152 048**	**16 497 492**

The accompanying notes are an integral part of these condensed consolidated financial statements

Contents of additional notes to condensed consolidated financial statements

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent company of Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company","PKN ORLEN" ,"Parent", "Issuer") seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of wide variety of refinery, petrochemical and chemical products as well as their transport, wholesale and retail.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 31 July 2008 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury owned 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED QUARTERLY REPORT FOR II QUARTER 2008

1. Statement of compliance

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 June 2008 and 31 December 2007, results of its operations for the 6 month period ended 30 June 2008 and 30 June 2007 as well as its cash flows for the 6 month period ended 30 June 2008 and 30 June 2007.

The condensed consolidated financial statements were prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated statement of cash flows

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Regulation of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Regulation"). The statements comprise the period from 1 January to 30 June 2008 and the comparative period from 1 January to 30 June 2007.

According to the paragraph 87.1 of the Regulation, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the abbreviated quarterly financial statements, comprising balance sheet, income statement, statement of changes in equity and statement of cash flows, are included in the consolidated quarterly report.

In the period covered by the financial statements the major change applies to presentation of statement of changes in equity. The change results in incorporation to the statement of changes in equity note "Net profit as well as profits and losses recognized directly in equity" that was previously presented separately.

(all amounts in PLN thousand)

3. Applied accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2007. Accounting principles applied by the Parent and the Capital Group in the period covered by these financial statements were presented in the published unconsolidated and consolidated financial statements for 2007.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing condensed consolidated and unconsolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2008 – 3.3542 PLN / EUR and for 31 December 2007 – 3.5820 PLN / EUR;
- particular income statement items and positions of the statement of cash flows - at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 3.4776 PLN / EUR. For the period from 1 January 2007 to 30 June 2007 the rate was 3.8486 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2008 – 0.1400 PLN / CZK and for 31 December 2007 – 0.1348 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 0.1384 PLN / CZK. For the period from 1 January 2007 to 30 June 2007 the rate was 0.1360 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods*:
- particular assets and liabilities – at the closing rate for 30 June 2008 - 2.1194 PLN / USD and for 31 December 2007 – 2.4350 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 2.2531 PLN / USD. For the period from 1 January 2007 to 30 June 2007 the rate was 2.8903 PLN / USD.

*used mainly for the purposes of translation of Mazeikiu Group's data, for which functional currency is USD

5. Companies included in the consolidated financial statement

The foregoing condensed consolidated financial statements include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Germany, Czech Republic and Lithuania constituting the Group as at 30 June 2008, presented below:

(all amounts in PLN thousand)

CONSOLIDATION SCHEME OF THE GROUP*


REFINING SEGMENT
ORLEN Gaz Sp. z o.o. 100 %
Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % 1
ORLEN PetroCentrum Sp. z o.o. 100 %
Capital Group of ORLEN PetroTank Sp. z o.o. 90 % 2
Petrolot Sp. z o.o. 51 %
ORLEN PetroZachód Sp. z o.o. 100 %
Capital Group of ORLEN Deutschland AG 100 % 3
ORLEN Eko Sp. z o.o. 100 %
Capital Group of Rafineria Trzebinia S.A. 77 % 4
Capital Group of SHIP - SERVICE S.A. 61 % 5
Capital Group of Rafineria Nafty Jedlicze S.A. 75 % 6
ORLEN Asfalt Sp. z o.o. 96%
Capital Group of ORLEN Oil Sp. z o.o. 89% 7
ORLEN Morena Sp. z o.o. 100 %
ORLEN Petrogaz Wrocław Sp. z o.o. in liquidation
Capital Group of AB Mazeikiu Nafta 100% 8
Capital Group of UNIPETROL a.s. 63 % 9
PETROCHEMICAL SEGMENT
CHEMICAL SEGMENT
Capital Group of "Anwil" S.A. 85 % 10
Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% 11
UNALLOCATED SEGMENT
ORLEN Powiernik Sp. z o.o. 100%
ORLEN Transport S.A. 98 %
ORLEN Ochrona Sp. z o.o. 100 %
IKS SOLINO S.A. 71 %
Petrotel Sp. z o.o. 75 %
ORLEN KolTrans Sp. z o.o. 100 %
ORLEN Finance AB 100 %
Capital Group ORLEN Medica Sp. z o.o. 100 % 12
ORLEN Administracja Sp. z .o. o. 100 %
Chemlepetrol GmbH 20 %
ORLEN Projekt S.A. 51 %
ORLEN Prewencja Sp. z o.o. 100 %
ORLEN Laboratorium Sp. z o.o. 95 %
ORLEN Automatyka Sp. z o.o. 52 %
ORLEN Księgowość Sp. z o.o. 100 %
Polkomtel S.A. 19.61%
Capital Group of ORLEN Holding Malta Ltd 100 % 13
ORLEN Upstream Sp. z o.o. 100%
ORLEN Wir Sp. z o.o. 51 %
ORLEN Budonaft Sp. z o.o. 100 %
ORLEN Centrum Serwisowe Sp. z o.o. 99 %
Capital Group of Płocki Park Przemysłowo-Technologiczny S.A. 50% 14
Capital Group of ORLEN International Exploration & Production Company BV 100 % 15

* The scheme presents information about direct and indirect share in equity of related parties. The scheme does not include the Parent, whose activities were allocated to all business segments

- Entities consolidated under full method
- Entities consolidated under equity method
- Entities consolidated under proportionate method
- Non-consolidated entities

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights[1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD in liquidation	80%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
8. Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group")[2]	90%
including:	
UAB Mazeikiu naftos sveikatos prieziuros centras	100%
UAB Uotas in liquidation	100%
UAB PASLAUGOS TAU	100%
AB Ventus-Nafta	99%
UAB Naftelf	34%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
including:	
SIA Mazeikiu Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
9. Capital Group of UNIPETROL a.s.	63%
including:	
Capital Group of UNIPETROL RPA s.r.o. (previously Steen Estates s.r.o.)	100%
including:	
UNIPETROL DOPRAVA a.s.	100%
CHEMOPETROL a.s. (previously CHEMICKA SERVISNI a.s.)	100%
UNIRAF SLOVENSKO s.r.o.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC Litvinov a.s. (previously HC Chemopetrol a.s.)	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH in liquidation	100%
UNIPETROL (UK) Limited	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	100%
UNIPETROL ITALIA S.r.l. in liquidation	100%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA s.r.o.	100%
including:	
PETROTRANS s.r.o.	100%
BENZINA TRADE a.s in liquidation	100%
UNIPETROL SERVICES s.r.o. (previously Meliba Estates s.r.o.)	100%
UNIPETROL RAFINERIE s.r.o. (previously Garo Estates s.r.o.)	100%
Capital Group of PARAMO a.s.	59%
including:	
MOGUL SLOVAKIA s.r.o.	100%
CESKA RAFINERSKA a.s.	51%
Butadien Kralupy s.r.o.	51%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61

[2] 100% share in Mazeikiu Group in the consolidated financial statements was assumed

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
10. Capital Group of "Anwil" S.A.	85%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	83%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%
15. Capital Group of ORLEN International Exploration & Production Company BV	100%
including:	
SIA Balin Energy	50%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

1. Impairment of assets

a) Impairment of property, plant and equipment

Data for 2nd quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 April	530 814	525 079
Additions during the period 1 April - 30 June	6 686	9 027
Disposals during the period 1 April - 30 June	(6 421)	(11 213)
Effect of exchange rate changes	916	(16 585)
Impairment allowances as at 30 June	**531 995**	**506 308**

Cumulative data for 2 quarters	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	526 062	522 766
Additions during the period 1 January - 30 June	22 096	25 009
Disposals during the period 1 January - 30 June	(27 445)	(22 214)
Effect of exchange rate changes	11 282	(19 253)
Impairment allowances as at 30 June	**531 995**	**506 308**

b) Impairment of construction in progress

Data for 2nd quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 April	44 219	49 341
Additions during the period 1 April - 30 June	25	428
Disposals during the period 1 April - 30 June	(2 549)	-
Effect of exchange rate changes	(7)	(518)
Impairment allowances as at 30 June	**41 688**	**49 251**

Cumulative data for 2 quarters	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	42 304	49 029
Additions during the period 1 January - 30 June	2 217	903
Disposals during the period 1 January - 30 June	(2 598)	(74)
Effect of exchange rate changes	(235)	(607)
Impairment allowances as at 30 June	**41 688**	**49 251**

c) Impairment of intangible assets

Data for 2nd quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 April	3 005	63 569
Additions during the period 1 April - 30 June	-	2 996
Disposals during the period 1 April - 30 June	(1 184)	(14)
Effect of exchange rate changes	24	(774)
Impairment allowances as at 30 June	**1 845**	**65 777**

(all amounts in PLN thousand)

Cumulative data for 2 quarters	**2008**	**2007**
	(unaudited)	**(unaudited)**
Impairment allowances as at 1 January	1 793	1 832
Additions during the period 1 January - 30 June	1 174	66 184
Disposals during the period 1 January - 30 June	(1 181)	(45)
Effect of exchange rate changes	59	(2 194)
Impairment allowances as at 30 June	**1 845**	**65 777**

d) Impairment of long term financial investments (shares)

Data for 2nd quarter	**2008**	**2007**
	(unaudited)	**(unaudited)**
Impairment allowances as at 1 April	76 191	151 243
Additions during the period 1 April - 30 June	13 083	-
Disposals during the period 1 April - 30 June *	(12 087)	(72 419)
Effect of exchange rate changes	97	(797)
Impairment allowances as at 30 June	**77 284**	**78 027**

* including reclassification to shares in entities accounted for under equity method in the amount of PLN (10,779) thousand in 2008

Cumulative data for 2 quarters	**2008**	**2007**
	(unaudited)	**(unaudited)**
Impairment allowances as at 1 January	73 949	150 100
Additions during the period 1 January - 30 June	15 935	2 821
Disposals during the period 1 April - 30 June *	(13 064)	(73 950)
Effect of exchange rate changes	464	(944)
Impairment allowances as at 30 June	**77 284**	**78 027**

* including reclassification to shares in entities accounted for under equity method in the amount of PLN (10,779) thousand in 2008

e) Receivables allowances

Data for 2nd quarter	**2008**	**2007**
	(unaudited)	**(unaudited)**
Impairment allowances as at 1 April	558 456	599 193
Additions during the period 1 April - 30 June	29 581	37 658
Disposals during the period 1 April - 30 June	(44 921)	(40 027)
Effect of exchange rate changes	(529)	(9 550)
Impairment allowances as at 30 June	**542 587**	**587 274**

Cumulative data for 2 quarters	**2008**	**2007**
	(unaudited)	**(unaudited)**
Impairment allowances as at 1 January	562 563	609 982
Additions during the period 1 January - 30 June	67 900	64 806
Disposals during the period 1 January - 30 June	(91 352)	(76 594)
Effect of exchange rate changes	3 476	(10 920)
Impairment allowances as at 30 June	**542 587**	**587 274**

(all amounts in PLN thousand)

f) Inventory allowances

Data for 2nd quarter	2008 (unaudited)	2007 (unaudited)
Impairment allowances as at 1 April	90 217	63 409
Additions during the period 1 April - 30 June	2 063	2 863
Disposals during the period 1 April - 30 June	(4 355)	(4 045)
Effect of exchange rate changes	2 978	(2 436)
Impairment allowances as at 30 June	**90 903**	**59 791**

Cumulative data for 2 quarters	2008 (unaudited)	2007 (unaudited)
Impairment allowances as at 1 January	54 152	74 151
Additions during the period 1 January - 30 June	43 436	17 860
Disposals during the period 1 January - 30 June	(7 848)	(29 430)
Effect of exchange rate changes	1 163	(2 790)
Impairment allowances as at 30 June	**90 903**	**59 791**

2. Other non-current assets

Assets held to maturity, incl.:	30 June 2008 (unaudited)	31 December 2007
Advances for construction in progress	92 394	98 239
Receivables due to social support granted for employees	213	4 740
Receivables due to sales of property, plant and equipment	1 609	1 762
Receivables due to additional payments to subsidiaries' equity	-	45
Other receivables	15 043	6 226
Total	**109 259**	**111 012**

3. Short-term financial assets

	30 June 2008 (unaudited)	31 December 2007
Financial assets at fair value through profit and loss	157 801	85 208
Derivatives recognized in financial assets settled as hedging instruments - hedge accounting	111 416	82 335
Available for sale	308	368
Loans granted and receivables	10 938	46
Total	**280 463**	**167 957**

(all amounts in PLN thousand)

4. Assets classified as held for sale

	30 June 2008 (unaudited)	31 December 2007
Shares in Agrobohemie a.s. and Synthesia a.s. [1]	-	159 469
Shares in Celio [2]	10 967	10 559
Other assets classified as held for sale [3]	15 189	18 134
Total	**26 156**	**188 162**

[1] Shares in AGROBOHEMIE a.s. and Synthesia a.s. held by UNIPETROL Group (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 31 December 2007. As at 31 December 2007 their carrying amount was PLN 159,469 thousand (CZK 1,183,000 thousand) after impairment allowance, which amounted to PLN 333,084 thousand (CZK 2,470,951 thousand). The shares in AGROBOHEMIE a.s. and Synthesia a.s. were sold on 18 January 2008.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2008. The change in the value of shares results from change in exchange rates.

[3] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

5. Provisions for liabilities

a) Deferred tax liabilities

Data for 2nd quarter	2008 (unaudited)	2007 (unaudited)
Deferred tax liabilities as at 1 April	1 517 633	1 729 277
Additions during the period 1 April - 30 June	113 617	90 885
Disposals during the period 1 April - 30 June	(60 471)	(63 294)
Effect of exchange rate changes	(28 619)	(56 547)
Deferred tax liabilities as at 30 June	**1 542 160**	**1 700 321**

Cumulative data for 2 quarters	2008 (unaudited)	2007 (unaudited)
Deferred tax liabilities as at 1 January	1 548 835	1 765 761
Additions during the period 1 January - 30 June	263 313	165 224
Disposals during the period 1 January - 30 June	(196 448)	(169 671)
Effect of exchange rate changes	(73 540)	(60 993)
Deferred tax liabilities as at 30 June	**1 542 160**	**1 700 321**

(all amounts in PLN thousand)

b) Provisions

Short-term and long-term provisions

Data for 2nd quarter 2008 (unaudited)	Environmental provision	Retirement benefits and jubilee bonuses	Shield programs connected with restructuring provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 April 2008	426 505	260 567	109 070	546 310	144 060	**1 486 512**
Additions during the period 1 April – 30 June 2008	620	4 951	3 574 *	16 482	9 775	**35 402**
Disposals during the period 1 April – 30 June 2008	(10 237)	(6 656)	(7 587) *	(14 252)	(17 091)	**(55 823)**
Effect of exchange rate changes	(727)	(1 548)	(452)	(5 071)	(907)	**(8 705)**
Provisions as at 30 June 2008	**416 161**	**257 314**	**104 605**	**543 469**	**135 837**	**1 457 386**

Cumulative data for 2 quarters 2008 (unaudited)	Environmental provision	Retirement benefits and jubilee bonuses	Shield programs connected with restructuring provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2008	427 609	260 271	127 677	553 275	153 386	**1 522 418**
Additions during the period 1 January – 30 June 2008	1 390	10 138	3 574 *	18 048	21 002	**54 152**
Disposals during the period 1 January – 30 June 2008	(12 630)	(12 007)	(26 203) *	(20 739)	(38 654)	**(110 233)**
Effect of exchange rate changes	(208)	(1 088)	(643)	(7 115)	103	**(8 951)**
Provisions as at 30 June 2008	**416 161**	**257 314**	**104 605**	**543 469**	**135 837**	**1 457 386**
Incl.						
Long-term provisions as at 30 June 2008	**369 174**	**228 947**	**55 743**	**76 487**	**32 220**	**762 571**
Short-term provisions as at 30 June 2008	**46 987**	**28 367**	**48 862**	**466 982**	**103 617**	**694 815**

* incl. reclassification of shield programs provision from long-term to short-term provisions in the amount of PLN 1,247 thousand

(all amounts in PLN thousand)

Short-term and long-term provisions

Data for 2nd quarter 2007 (unaudited)	Environmental provision	Retirement benefits and jubilee bonuses	Shield programs connected with restructuring provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 April 2007	448 814	217 152	122 906	586 263	162 749	**1 537 884**
Additions during the period 1 April – 30 June 2007	654	15 158	-	3 964	14 892 *	**34 668**
Disposals during the period 1 April – 30 June 2007	(9 646)	(3 555)	(7 815)	(10 672)	(31 932) *	**(63 620)**
Effect of exchange rate changes	(2 716)	(711)	-	(4 027)	(2 670)	**(10 124)**
Provisions as at 30 June 2007	**437 106**	**228 044**	**115 091**	**575 528**	**143 039**	**1 498 808**

Cumulative data for 2 quarters 2007 (unaudited)	Environmental provision	Retirement benefits and jubilee bonuses	Shield programs connected with restructuring provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 814	123 920	578 464	175 274	**1 548 219**
Additions during the period 1 January – 30 June 2007	1 413	19 952	-	15 541	21 934 *	**58 840**
Disposals during the period 1 January – 30 June 2007	(15 931)	(6 967)	(8 829)	(15 845)	(51 286) *	**(98 858)**
Effect of exchange rate changes	(3 123)	(755)	-	(2 632)	(2 883)	**(9 393)**
Provisions as at 30 June 2007	**437 106**	**228 044**	**115 091**	**575 528**	**143 039**	**1 498 808**
Incl.						
Long-term provisions as at 30 June 2007	**342 301**	**202 388**	**99 428**	**108 440**	**54 877**	**807 434**
Short-term provisions as at 30 June 2007	**94 805**	**25 656**	**15 663**	**467 088**	**88 162**	**691 374**

* incl. reclassification of shield programs provision from short-term to long-term provisions in the amount of PLN 6,984 thousand

(all amounts in PLN thousand)

6. Goodwill

	30 June 2008 (unaudited)	31 December 2007
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	4 597	4 597
Goodwill of Mazeikiu Group entities	1 128	1 296
Ceska Rafinerska	6 931	6 674
Other	656	831
Total goodwill on consolidation	**28 930**	**29 016**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 902	51 902
Goodwill on Unipetrol Group entities	34 647	33 360
ORLEN Deutschland AG	6 687	7 646
AB Mazeikiu Elektrine	9 045	10 392
Other	149	149
Total goodwill on business combination	**102 430**	**103 449**
Total goodwill	**131 360**	**132 465**

(all amounts in PLN thousand)

The changes of goodwill in the 6-month period ended 30 June 2008 and 30 June 2007 were as follows:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Goodwill on business combination, beginning of the period	**29 016**	**27 463**
Additions	**-**	**211**
Etylobenzen Sp. z o.o. in liquidation	-	175
Mazeikiu Group	-	36
Disposals	**(175)**	**-**
Etylobenzen Sp. z o.o. in liquidation	(175)	-
Effect of exchange rate changes	89	34
Goodwill on business combination, end of the period	**28 930**	**27 708**

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Goodwill on business combination, beginnig of the period	**103 449**	**116 241**
Additions	**-**	**-**
Disposals	**(490)**	**(530)**
ORLEN Deutschland AG	(490)	(530)
Effect of exchange rate changes	(529)	(3 235)
Goodwill on business combination, end of the period	**102 430**	**112 476**

(all amounts in PLN thousand)

7. Interest bearing loans and borrowings

	30 June 2008 (unaudited)	31 December 2007
Bank loans	7 644 790	8 809 266
Borrowings	4 198	4 285
Debt securities *	1 234 678	1 508 393
Total	**8 883 666**	**10 321 944**
including:		
Short-term	872 546	1 719 223
Long-term	8 011 120	8 602 721

* including as at 30 June 2008 liability of PLN 815,747 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued decreased as at 30 June 2008 by PLN 1,438,278 thousand net.

The change in indebtedness level resulted primarily from:

- Repayment of bank loans denominated in foreign currencies:
  - EUR 300,000 thousand (PLN 1,023,912 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - EUR 70,000 thousand (PLN 239,655 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 50,000 thousand (PLN 168,540 thousand) in Nordea Bank Polska S.A.
  - EUR 7,500 thousand (PLN 25,784 thousand) in Bank Pekao S.A.;
  - USD 288 thousand (PLN 672 thousand) in Bank Pekao S.A.;
  - USD 244 thousand (PLN 569 thousand) in BRE Bank S.A.;

- Repayment of bank loans by Mazeikiu Group in the amount of USD 445,889 thousand (PLN 1,004,632 thousand);
- Repayment of loans by UNIPETROL Group in the amount of CZK 2,714,292 thousand (PLN 375,658 thousand);
- Repayment of loans by ORLEN Deutschland AG in the amount of EUR 44,659 thousand (PLN 155,306 thousand);

- Repayment of bank loans and borrowings denominated in PLN:
  - PLN 112,203 thousand in PKO BP S.A;
  - PLN 34,466 thousand in BH w Warszawie S.A.;
  - PLN 31,500 thousand in UniCredit Bank Czech Republic, a.s.;
  - PLN 20,041 thousand in Bank Pekao S.A.;
  - PLN 10,412 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 9,047 thousand in BPH S.A.;
  - PLN 7,386 thousand in Nordea Bank Polska S.A.
  - PLN 7,144 thousand in ING Bank Śląski S.A.;
  - PLN 6,429 thousand in Societe Generale S.A.
  - PLN 956 thousand in BRE Bank S.A.;
  - PLN 340 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 334 thousand in MILLENNIUM Bank S.A.
  - PLN 272 thousand in Wojewódzki Fundusz Ochrony Środowiska;
  - PLN 162 thousand in Bank DnB NORD Polska S.A.;

- Decrease of indebtedness in PKN ORLEN Group concerning debt securities issue in the amount of PLN 636,712 thousand;

- Decrease of indebtedness in PKN ORLEN Group concerning debt securities valuation in the amount of PLN 1,271 thousand;

(all amounts in PLN thousand)

- Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 595,046 thousand.

- Drawing of bank loans denominated in foreign currencies:
  - EUR 250,000 thousand (PLN 878,452 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - EUR 100,000 thousand (PLN 357,610 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 50,000 thousand (PLN 169,115 thousand) in Bank Nordea.

- Drawing of loans by UNIPETROL Group in the amount of CZK 1,421,488 thousand (PLN 196,734 thousand);

- Increase of indebtedness in UNIPETROL Group due to valuation of debt securities in the amount of CZK 55,602 thousand (PLN 7,695 thousand);

- Drawing of loans by Mazeikiu Group in the amount of USD 260,657 thousand (PLN 587,287 thousand);

- Increase of indebtedness in Ship-Service in the amount of USD 2,698 thousand (PLN 5,719 thousand);

- Drawing of bank loans and borrowings denominated in PLN:
  - PLN 214,710 thousand in PKO BP S.A.;
  - PLN 100,521 thousand in BPH S.A;
  - PLN 78,002 thousand in Bank Pekao S.A.;
  - PLN 29,936 thousand in BH w Warszawie S.A.;
  - PLN 23,475 thousand in Nordea Bank Polska S.A.;
  - PLN 18,698 thousand in BRE Bank Polska S.A.;
  - PLN 11,080 thousand in UniCredit Bank Czech Republic, a.s.;
  - PLN 10,107 thousand in Česká spořitelna, a.s.
  - PLN 6,400 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 1,349 thousand in Raifeisen Bank Polska S.A.;
  - PLN 525 thousand in Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej;
  - PLN 195 thousand in Societe Generale S.A.;

- The increase in indebtedness of PKN ORLEN Group concerning debt securities issue of PLN 332,561 thousand.

8. Other long-term liabilites

	30 June 2008 (unaudited)	31 December 2007
Finance lease liabilities	69 921	69 842
Unsettled donations received	42 314	44 164
Waranties granted	13 185	10 784
Hedge liability	17 696	983
Other	14 608	14 807
Total	**157 724**	**140 580**

(all amounts in PLN thousand)

9. Cost by kind

	for 6 months ended 30 June 2008 (unaudited)	for 3 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)	for 3 months ended 30 June 2007 (unaudited)
Materials and energy	26 275 070	14 483 380	17 452 058	9 385 207
Cost of merchandise and raw materials sold	8 310 802	4 521 267	6 769 176	3 674 423
External services	1 631 710	809 535	1 581 729	812 947
Payroll, social security and other employee benefits	980 141	548 968	956 678	517 313
Depreciation	1 194 231	607 309	1 201 256	581 632
Taxes and charges	214 629	90 872	184 125	74 444
Other*	372 914	186 373	565 777	246 940
	38 979 497	21 247 704	28 710 799	15 292 906
Change in inventory	(781 155)	(533 334)	(533 021)	(242 526)
Cost of products and services for own use	(68 194)	(41 510)	(8 026)	(43 428)
Operating expenses	38 130 148	20 672 860	28 169 752	15 006 952
Distribution expenses	(1 618 738)	(878 542)	(1 526 527)	(779 990)
General and administrative expenses	(681 461)	(336 528)	(766 612)	(369 984)
Other operating expenses	(219 948)	(105 110)	(427 070)	(172 638)
Cost of finished goods, merchandise and raw materials sold	**35 610 001**	**19 352 680**	**25 449 543**	**13 684 340**

* including other operating expenses

10. Net financial revenues and expenses

	for 6 months ended 30 June 2008 (unaudited)	for 3 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)	for 3 months ended 30 June 2007 (unaudited)
Interest expense	(255 367)	(119 178)	(281 790)	(129 283)
Negative foreign exchange surplus	(24 187)	(16 347)	(32 753)	-
Interest income	81 892	53 660	59 343	28 048
Positive foreign exchange surplus	741 961	386 306	192 572	241 944
Profit from sale of shares and other securities	305	305	-	-
Valuation of financial instruments	(98 679)	(23 469)	(8 128)	(7 896)
Other	29 471	38 101	5 427	14 572
Total	**475 396**	**319 378**	**(65 329)**	**147 385**

(all amounts in PLN thousand)

11. Income tax expense

	for 6 months ended 30 June 2008 (unaudited)	for 3 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)	for 3 months ended 30 June 2007 (unaudited)
Current tax	(421 363)	(271 148)	(409 031)	(244 122)
Deferred tax	(75 547)	(78 818)	39 204	(50 884)
Total	**(496 910)**	**(349 966)**	**(369 827)**	**(295 006)**

PKN ORLEN Group does not form a tax capital group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. GROUP'S ACHIEVEMENTS IN THE SECOND QUARTER 2008 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

As at the end of the 2nd quarter 2008, the Parent Company held shares directly and indirectly in the following entities:
- 99 subsidiaries,
- 6 jointly controlled entities,
- 15 associated entities.

In comparison to the end of the 2nd quarter 2007 the number of subsidiaries, jointly controlled entities and associated entities belonging to the Capital Group decreased from 136 to 120.

The most important activities connected with changes of the PKN ORLEN Capital Group structure in the 2nd quarter 2008 included signing the agreement relating to the purchase of 50% of shares in Odin Energi Latvija between ORLEN International Exploration & Production Company BV and Odin Energi A/S on 9 April 2008. The agreement has been signed simultaneously with the agreement on purchase of the remaining 50% of shares in Odin Energi Latvija by the partner of PKN ORLEN S.A. Kuwait Energy Company. The purchase of Odin Energi Latvija shares gives the right to a 45% share in the concession for exploration and extraction of crude oil and natural gas in the Latvian economic area of the Baltic Sea.

Capital investments of PKN ORLEN Group were described in detail in section VII of these condensed consolidated financial statements.

The most significant factors influencing the Group's profit from operations for the 2nd quarter 2008, as compared to profit from operations for the 2nd quarter 2007 comprised the following:
- increase in the crude oil processing in the Group by 22.0% as a result of the increase in the crude oil processing of Mazeikiu Refinery by 64.3% after activation of Crude Oil Distillation Column,
- increase in margins (cracks) for diesel oil from 113.0 to 278.39 USD/t (by 146.4%), light heating oil from 84.85 to 240.23 USD/t (by 183.1%), Jet A-1 aviation fuel from 154.47 to 339.67 USD/t (by 119.9%) as well as ethylene from 684.57 to 706.55 USD/t (by 3.2%),
- increase in the average commodity price for Brent crude oil from 68.76 to 121.19 USD/bbl (by 76.2%),
- increase in the volume of gasoline sold by 29.8% and diesel oil sold by 21.1%,
- stable Ural/Brent differential remaining on the level of /-3.70/ USD/bbl,
- decrease in model margin for olefins from 420.00 to 359.00 EUR/t (by 14.5%) and polyolefins from 320.00 to 206.00 EUR/t (by 35.6%),
- decrease in the average exchange rate of USD against PLN from PLN 2.82/USD to PLN 2.18/USD (by 22.7%),
- decrease in the average exchange rate of EUR against PLN from PLN 3.80/EUR to PLN 3.41/EUR (by 10.3%).

In the 2nd quarter 2008, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil in the Capital Group amounted to 6,074,594 tonnes and was higher than sale in the 2nd quarter of the prior year by 1,276,237 tonnes (by 26.6%). In two quarters 2008 sale of those products amounted to 11,104,039 tonnes and was higher by 2,112,939 tonnes (by 23.5%) in comparison to the prior year. In the 2nd quarter 2008 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 9,345,643 tonnes and was higher than in the 2nd quarter of the prior year by 1,445,408 tonnes (by 18.3%). In two quarters 2008 the sale amounted to 17,499,444 tonnes and was higher than sale in the prior year by 2,431,227 tonnes (by 16.1%). In the 2nd quarter 2008, retail sale of engine fuels (gasoline, diesel oil, LPG) and light heating oil amounted to 1,317,974 tonnes and was higher than sale in the comparable period of the prior year by 204,458 tonnes (by 18.4%). Total retail sale for two quarters increased by 13.8% to the level of 2,464,733 tonnes.

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	2nd quarter 2008		2nd quarter 2007		Dynamics (%) 2nd quarter 2008/ 2nd quarter 2007
Wholesale of light products, including:	4 756 620		3 684 841		129.1
- gasoline (tonnes)	1 591 430		1 162 396		136.9
- diesel oil (tonnes)	2 401 731		1 990 688		120.6
- Jet A-1 aviation fuel (tonnes)	355 804		185 021		192.3
- light heating oil (tonnes)	255 852		207 091		123.5
- LPG (tonnes)	151 803		139 645		108.7
Retail sale of light products, including:	1 689 353	1 317 974	1 430 394	1 113 516	118.4
- gasoline ('000 litres) / (tonnes)	779 113	588 230	684 510	516 805	113.8
- diesel oil ('000 litres) / (tonnes)	770 986	651 483	627 295	530 064	122.9
- LPG ('000 litres) / (tonnes)	139 254	78 261	118 589	66 647	117.4
Total sale of fuels (tonnes)	6 074 594		4 798 357		126.6
- including engine fuels (tonnes)	5 818 742		4 591 266		126.7

Sale of light products in the PKN ORLEN Group (by volume)	2 quarters 2008		2 quarters 2007		Dynamics (%) 2 quarters 2008/ 2 quarters 2007
Wholesale of light products, including:	8 639 303		6 825 766		126.6
- gasoline (tonnes)	2 803 506		2 129 506		131.7
- diesel oil (tonnes)	4 426 051		3 571 583		123.9
- Jet A-1 aviation fuel (tonnes)	537 445		319 934		168.0
- light heating oil (tonnes)	624 378		550 225		113.5
- LPG (tonnes)	247 923		254 518		97.4
Retail sale of light products, including:	3 158 347	2 464 733	2 782 871	2 165 334	113.8
- gasoline ('000 litres) / (tonnes)	1 465 307	1 106 307	1 363 866	1 029 719	107.4
- diesel oil ('000 litres) / (tonnes)	1 437 942	1 215 061	1 194 820	1 009 623	120.3
- LPG ('000 litres) / (tonnes)	255 098	143 365	224 185	125 992	113.8
Total sale of fuels (tonnes)	11 104 039		8 991 100		123.5
- including engine fuels (tonnes)	10 479 658		8 440 875		124.2

In the 2nd quarter 2008 results from operations of the Parent Company and the Capital Group increased as compared to the analogous period of the prior year.

The results of the Parent Company in comparison to the Group were as follows:

Item	2nd quarter 2008		Share of PKN in the Group	2nd quarter 2007		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	7 342	3 606	49.1	6 018	3 273	54.4
Total sales revenues	22 090 337	16 523 860	74.8	16 218 297	11 072 931	68.3
Gross profit on sales	2 737 657	1 620 775	59.2	2 533 957	1 361 434	53.7
Profit from operations	1 646 323	1 122 282	68.2	1 291 717	805 806	62.4
Profit before tax	2 048 039	1 919 354	93.7	1 509 532	1 241 244	82.2
Net profit	1 698 073	1 636 615	96.4	1 214 526	1 060 414	87.3

Item	2 quarters 2008		Share of PKN in the Group	2 quarters 2007		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	13 843	7 027	50.8	11 786	6 622	56.2
Total sales revenues	40 028 169	29 539 733	73.8	29 626 521	19 161 560	64.7
Gross profit on sales	4 418 168	2 581 809	58.4	4 176 978	2 200 903	52.7
Profit from operations	2 211 396	1 586 926	71.8	1 666 479	1 093 937	65.6
Profit before tax	2 838 562	2 706 919	95.4	1 724 782	1 660 817	96.3
Net profit	2 341 652	2 301 536	98.3	1 354 955	1 450 797	107.1

In the 2nd quarter 2008 PKN ORLEN Group companies processed 7.3 million tonnes of crude oil, whereas in two quarters 2008 13.8 million tonnes. The achieved level of throughput in the 2nd quarter 2008 is by 22.0% higher than in the parallel period of the prior year and in two quarters 2008 it is higher by 17.5%. The increase of the refinery throughput was possible because of the completion of the repair of Vacuum Distillation Unit in Mazeikiu Group, which contributed to the increase in crude oil processing by 965 thousand tonnes.

In the 2nd quarter 2008 the Group's profit from operations amounted to PLN 1,646 million, as compared to PLN 1,292 million in the parallel period of 2007. The growth in profit from operations was possible because of higher profit in PKN ORLEN S.A. by PLN 316 million. The increase in crude oil processing and production outputs contributed to higher profit from operation in Mazeikiu Group by PLN 255 million. Whereas deterioration of margins on olefins and polyolefins decreased the result of Unipetrol Capital Group by PLN 164 million and Basell ORLEN Poliolefins by PLN 32 million.

In two quarters 2008 the Group's result from operations was higher by 32.7% in comparison to parallel period of 2007. Higher profit from operations resulted from improvement of the results achieved by PKN ORLEN S.A. by PLN 493 million and Mazeikiu Group by PLN 491 million. Profit from operations of PKN ORLEN Capital Group was unfavorably influenced by the result of Unipetrol Group which decreased from PLN 509 million for 2 quarters 2007 to PLN 140 million in 2008, mainly because of companies belonging to petrochemical segment of the Group.

In the 2nd quarter 2008 the Group's net profit amounted to PLN 1,698 million, as compared to PLN 1,215 million in the 2nd quarter 2007. In two quarters 2008 net profit amounted to PLN 2,342 million and was higher by 72.8% in comparison to the parallel period of 2007. Appreciation of PLN in the 2nd quarter 2008 contributed to the increase of positive foreign exchange differences affecting financial revenues by PLN 128 million. Additionally, the result on interest revenues and expenses contributed to the increase of net profit between the analyzed quarters by PLN 36 million. In two quarters 2008 net profit amounted to PLN 2,342 million as compared to 1,355 million in 2007.

Financial data of the Group by business segments are as follows:

Item	2nd quarter 2008					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjustments	Total
Segment result	1 516 163	34 566	73 404	74 324	852	1 699 309
Unallocated revenues of the Group						85 901
Unallocated expenses of the Group						-138 887
Profit from operations						1 646 323
Item	2nd quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjustments	Total
Segment result	1 034 141	348 675	68 500	-12 783	6 840	1 445 373
Unallocated revenues of the Group						10 405
Unallocated expenses of the Group						-164 061
Profit from operations						1 291 717

In the 2nd quarter 2008 there was an increase in the result of the refining segment due to higher results of PKN ORLEN by PLN 248 million and Mazeikiu Group by PLN 249 million. The segment profit of Unipetrol Group increased from the level of PLN 92 million in the 2nd quarter 2007 to PLN 125 million in the parallel period of 2008. Higher results are the effect of an upwards trend in respect of margins on diesel oil, light heating oil and Jet A-1 aviation fuel as well as increase in sales volume of these products.

(all amounts in PLN thousand)

In the 2nd quarter 2008 the result of the petrochemical segment decreased by 90.1% as compared to the parallel period of the prior year. The result was significantly influenced by a decrease in margins in this segment, particularly visible in the segment result of PKN ORLEN amounting to PLN 61 million that is by PLN 91 million below its level in the 2nd quarter 2007. 7-day standstill of production units in Unipetrol Group in May 2008 and preparation to a production standstill of Olefin Unit in PKN ORLEN S.A. contributed to further decrease of the segment result. Basell ORLEN Polyolefins Sp. z o.o. also achieved lower result from operations in the amount of PLN 14 million as compared to PLN 46 million in the 2nd quarter 2007.

In the 2nd quarter 2008 in the chemical segment there was a 7.2% increase in profit from operations to the level of PLN 73 million. Higher result was mainly influenced by prosperity in artificial fertilizers. Sales of these products increased by 13% between the respective quarters of 2007 and 2008.

Item	2 quarters 2008					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjustments	Total
Segment result	1 859 238	266 254	164 286	74 841	-891	2 363 728
Unallocated revenues of the Group						86 940
Unallocated expenses of the Group						-239 272
Profit from operations						2 211 396

Item	2 quarters 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjustments	Total
Segment result	1 167 250	718 255	151 324	-86 984	2 010	1 951 855
Unallocated revenues of the Group						15 218
Unallocated expenses of the Group						-300 594
Profit from operations						1 666 479

In 2 quarters 2008 profit from operations of the refining segment increased by 59.3% because of results achieved in this segment by PKN ORLEN and Mazeikiu Group which increased by PLN 310 million and PLN 463 million, respectively. Unipetrol Group companies earned profit from operations attached to this segment of PLN 139 million as compared to PLN 144 million in two quarters 2007.

In 2 quarters 2008 profit from operations of the petrochemical segment decreased by 62.9% as compared to the parallel period of 2007, which results from unfavorable trends on petrochemicals market. The most important companies belonging to this segment, that is PKN ORLEN, Unipetrol and BOP noted total decrease of the result from operations of PLN 462 million.

In the chemical segment there was an upward trend with an increase of profit from operations for 2 quarters 2008 by 8.6%. The level of the result was mainly determined by prosperity in artificial fertilizers which offset unfavorable trends in PVC and granulate markets.

In November 2006 the Parent Company signed a bond issuance program. Within PKN ORLEN Capital Group bond issuance programs were also used by Unipetrol a.s. Total indebtedness connected with the bond issuance program amounted to PLN 1,234,678 thousand as at the end of June 2008.

In the 2nd quarter 2008 assignment of duties of Members of the Management Board of PKN ORLEN S.A. adopted on 4 March 2008 was in force. On 29 April 2008 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Wojciech Heydel to the position of the President of the Management Board of PKN ORLEN S.A., whereas on 15 May 2008 Mr. Dariusz Jacek Krawiec was appointed to the position of the Vice President of the Management Board of PKN ORLEN S.A. Additionally, on its meeting dated 28 May 2008, the Supervisory Board appointed the following persons to Members of the Management Board of PKN ORLEN S.A. for the common 3-year term of office starting from the day coming after the day of termination of the previous term of office of the Company's Management Board:

- Sławomir Robert Jędrzejczyk,
- Wojciech Robert Kotlarek,
- Krystian Pater,
- Marek Serafin.

On 17 June 2008, in connection with appointment of Members of the Management Board to a new term of office, the Management Board of the Company adopted a Resolution in respect of a new assignment of duties of the Members of the Management Board, which was set as follows:

- President of the Management Board, Chief Executive Officer, acting simultaneously as Chief Executive Officer and supervising the areas of human resources, strategy and development, corporate communication, Management Board service, audit, data protection, work safety and environment protection,
- Vice-President of the Management Board, Crude Oil Trading & Capital Group supervising the areas of crude trading, exploration and upstream, organization and integration of the owned assets, procurement, legal service, corporate risk management, control and security, relations with labor unions as well as formal and legal supervision over the ORLEN Capital Group companies,
- Member of the Management Board, Chief Financial Officer supervising the areas of accounting and controlling, finance management, taxes, investor relations, capital investments and de-investments, supply chain management and IT,
- Member of the Management Board, Sales supervising the areas of wholesale of refining products, retail sale, marketing, planning and sales analysis, logistics and alternative energy sources,
- Member of the Management Board, Refinery Operations supervising the areas of refining, lubricants and energy production, technology and production plant in Płock,
- Member of the Management Board, Petrochemical Operations supervising the areas of petrochemical and chemical production, sales of petrochemical and chemical products and property investment.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

V. SEGMENT DATA

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008	
Revenues												
Sales to external customers	33 742 338	18 924 573	4 561 762	2 337 158	1 391 883	659 041	236 055	107 398			39 932 038	22 028 170
Transactions with other segments	4 207 545	2 089 568	2 079 572	1 049 137	61 715	58 024	747 526	404 135	(7 096 358)	(3 600 864)	-	-
Settlement of hedging transactions	22 773	20 522	73 358	41 645							96 131	62 167
Total sales revenues	37 972 656	21 034 663	6 714 692	3 427 940	1 453 598	717 065	983 581	511 533	(7 096 358)	(3 600 864)	40 028 169	22 090 337
Total operating expenses	(36 093 830)	(19 547 183)	(6 474 394)	(3 411 405)	(1 298 024)	(651 591)	(921 097)	(439 156)	7 095 479	3 601 728	(37 691 866)	(20 447 607)
Other operating revenues	129 482	94 771	45 463	25 024	16 813	11 366	34 689	11 796	(12)	(12)	226 435	142 945
Other operating expenses	(149 070)	(66 088)	(19 507)	(6 993)	(8 101)	(3 436)	(22 332)	(9 849)			(199 010)	(86 366)
Segment result	**1 859 238**	**1 516 163**	**266 254**	**34 566**	**164 286**	**73 404**	**74 841**	**74 324**	**(891)**	**852**	**2 363 728**	**1 699 309**
Unallocated revenues of the Group											86 940	85 901
Unallocated expenses of the Group											(239 272)	(138 887)
Profit on the sale of all or part of shares of subordinated companies											-	-
Profit from operations											**2 211 396**	**1 646 323**
Financial revenues											1 004 209	562 299
Financial expenses											(528 813)	(242 921)
Share in profit from investments accounted for under equity method	(223)	(17)	-	-	366	669	151 627	81 686			151 770	82 338
Profit before tax											**2 838 562**	**2 048 039**
Income tax expense											(496 910)	(349 966)
Net profit											**2 341 652**	**1 698 073**

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

Revenues, expenses and financial result by business segments - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Revenues												
Sales to external customers	22 919 704	12 829 869	4 861 345	2 512 430	1 372 527	640 378	444 601	209 690	-	-	29 598 177	16 192 367
Transactions with other segments	6 171 595	3 317 632	1 995 844	1 034 061	84 677	79 858	538 043	281 834	(8 790 159)	(4 713 385)	-	-
Settlement of hedging transactions	11 607	12 098	16 737	13 832							28 344	25 930
Total sales revenues	29 102 906	16 159 599	6 873 926	3 560 323	1 457 204	720 236	982 644	491 524	(8 790 159)	(4 713 385)	29 626 521	16 218 297
Total operating expenses	(27 875 455)	(15 100 582)	(6 030 639)	(3 153 015)	(1 308 734)	(652 497)	(1 045 680)	(493 153)	8 792 169	4 720 225	(27 468 339)	(14 679 022)
Other operating revenues	143 883	50 979	28 886	15 329	7 398	2 958	14 325	701			194 492	69 967
Other operating expenses	(204 084)	(75 855)	(153 918)	(73 962)	(4 544)	(2 197)	(38 273)	(11 855)			(400 819)	(163 869)
Segment result	**1 167 250**	**1 034 141**	**718 255**	**348 675**	**151 324**	**68 500**	**(86 984)**	**(12 783)**	**2 010**	**6 840**	**1 951 855**	**1 445 373**
Unallocated revenues of the Group											15 218	10 405
Unallocated expenses of the Group											(300 594)	(164 061)
Profit on the sale of all or part of shares of subordinated companies											-	-
Profit from operations											**1 666 479**	**1 291 717**
Financial revenues											301 352	253 605
Financial expenses											(366 681)	(106 220)
Share in profit from investments accounted for under equity method	(666)	(145)	-	-	498	643	123 800	69 932			123 632	70 430
Profit before tax											**1 724 782**	**1 509 532**
Income tax expense											(369 827)	(295 006)
Net profit											**1 354 955**	**1 214 526**

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008	
Cost incurred to acquire property, plant and equipment and intangible assets	837 582	480 436	353 525	246 736	72 048	51 852	134 485	62 781	1 397 640	841 805
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									27 873	7 077
Total cost incurred to acquire property, plant and equipment and intangible assets									1 425 513	848 882
Segment depreciation	670 107	345 385	309 973	154 412	70 994	35 235	123 051	61 907	1 174 125	596 938
Depreciation of unallocated assets									20 106	10 370
Total depreciation									1 194 231	607 309
Non-cash expenses other than depreciation	133 965	36 689	15 962	4 372	5 588	2 610	17 719	6 558	173 234	50 228

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

Other information by business segments - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Cost incurred to acquire property, plant and equipment and intangible assets	912 289	511 169	112 332	61 120	30 314	22 131	114 487	81 267	1 169 422	675 687
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									42 393	23 057
Total cost incurred to acquire property, plant and equipment and intangible assets									1 211 815	698 744
Segment depreciation	661 126	316 573	308 901	152 677	88 776	43 001	127 877	61 865	1 186 680	574 116
Depreciation of unallocated assets									14 576	7 516
Total depreciation									1 201 256	581 632
Non-cash expenses other than depreciation	198 675	98 825	138 182	61 905	2 415	1 740	26 193	8 727	365 465	171 197

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008		ended 30 June 2008	
Additions of impairment allowances	(108 845)	(24 579)	(4 923)	(1 325)	(4 075)	(1 371)	(10 513)	(3 197)	(128 356)	(30 472)
Unallocated allowances									(432)	(409)
Total additions of impairment allowances									(128 788)	(30 881)
Reversal of impairment allowances	72 076	30 191	20 016	9 491	6 270	4 599	10 731	4 525	109 093	48 806
Unallocated value of reversal of impairment allowances									76	36
Total reversal of impairment allowances									109 169	48 842

(all amounts in PLN thousand)

Other information by business segments - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007		ended 30 June 2007	
Additions of impairment allowances	(122 695)	(34 216)	(136 180)	(63 524)	(1 218)	(552)	(15 262)	(130)	(275 355)	(98 422)
Unallocated allowances									(2 876)	-
Total additions of impairment allowances									(278 231)	(98 422)
Reversal of impairment allowances	87 375	49 881	8 155	1 876	1 870	509	6 857	209	104 257	52 475
Unallocated value of reversal of impairment allowances									1 549	78
Total reversal of impairment allowances									105 806	52 553

Impairment allowances by business segments recognized in the income statement include:
- receivables impairment allowances;
- inventories impairment allowances;
- property, plant and equipment impairment allowances;
- goodwill impairment allowances.

Additions and reversals of impairment allowances were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the refining segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales revenues of the Capital Group by geographical segments for the period of 6 and 3 months ended 30 June 2008 and 30 June 2007:

	Sales revenues by geographical area			
	for 6 months	for 3 months	for 6 months	for 3 months
	ended 30 June 2008		ended 30 June 2007	
Poland, incl.:	18 070 450	10 089 016	13 512 472	7 349 702
- revenues from operating actvities	17 944 472	10 039 598	13 391 392	7 297 354
- other operating revenues	125 978	49 418	121 080	52 348
Germany, incl.:	6 222 110	3 336 952	5 311 327	2 884 329
- revenues from operating actvities	6 197 959	3 320 516	5 298 161	2 878 091
- other operating revenues	24 151	16 436	13 166	6 238
Czech Republic, incl.:	5 000 812	2 659 415	4 012 751	1 934 835
- revenues from operating actvities	4 932 915	2 624 116	3 961 157	1 916 970
- other operating revenues	67 897	35 299	51 594	17 865
Baltic states (Lithuania, Latvia, Estonia) incl.:	3 735 426	2 239 217	2 592 177	1 523 598
- revenues from operating actvities	3 727 017	2 197 425	2 583 525	1 530 082
- other operating revenues	8 409	41 792	8 652	(6 484)
Other countries	7 225 806	3 908 682	4 392 286	2 595 800
- Finland	1 060 583	396 243	199 441	161 946
- Sweden	1 769 386	1 289 008	736 784	224 908
- Denmark	395 606	171 922	168 493	63 911
Unallocated revenues of the Group *	86 940	85 901	15 218	10 405
Total sales revenues by geographical area	40 341 544	22 319 183	29 836 231	16 298 669

* other operating revenues recognized in Poland, not allocated to any operating segment according to IAS 14

(all amounts in PLN thousand)

VI. CONTINGENT ASSETS AND LIABILITIES

1. Guarantees and sureties of PKN ORLEN Group in the 6-month period ended 30 June 2008

	31 December 2007	Increase/ Decrease	30 June 2008	Expiration of guarantee/ surety
guarantees issued by PKN ORLEN Group for the benefit of legal persons related to contractual obligations of PKN ORLEN Group	78 197	11 347	89 544	31.12.2014
customs guarantees issued by the Parent Company as collateral of liabilities to Customs Office due to import of merchandise	3 300	-	3 300	30.06.2009
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	8 438	16	8 454	19.12.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	14 790	(3 950)	10 840	30.09.2008
other	9 467	(8 985)	482	14.09.2010
Total guarantees and sureties:	**114 192**	**(1 572)**	**112 620**	

2. Other contingent liabilities of PKN ORLEN Group in the 6-month period ended 30 June 2008

	31 December 2007	Increase/ Decrease	30 June 2008
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 442 632	54 387	1 497 019
letters of credit	246 655	38 342	284 997
legal cases related to real estates with undefined legal status	34 903	(8 861)	26 042
anti trust proceeding of the Office for Competition and Consumers' Protection **	18 500	-	18 500
legal cases ***	53 338	(42 684)	10 654
Total other contingent liabilities:	**1 796 028**	**41 184**	**1 837 212**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**1 910 220**	**39 612**	**1 949 832**

* including as at 30 June 2008 excise tax guarantee of PKN ORLEN in the amount of PLN 1,041,018 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN in the amount of 348,700 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees
** Detailed information in Note VI 3 e
*** including decrease of liability of PLN 42,000 thousand related to positive decision of Arbitration Court concerning legal action of Brends Sp. z o.o.

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of parent company and its subsidiaries

a) Excise tax contingent liability of Rafineria Trzebinia S.A.

As at the balance sheet date of 30 June 2008 the following tax proceedings and controls are pending in Rafineria Trzebinia S.A.:

- **Tax proceeding in respect of determination of excise tax liability for the period May – September 2004.**

As a result of the Custom Office proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability for the period of May-August 2004 was set at about PLN 60 million. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority regarding the fact that the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with zero PLN rate.

On 5 May 2005, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków quashed the decision of the first instance authority and submitted it for further examination (so called quashing decisions of the Director of the Customs Chamber in Kraków). On 11 July 2005 Rafineria Trzebinia S.A. submitted a complaint against quashing decisions of the Director of the Customs Chamber in Kraków to the Woivodship Administrative Court.

On 28 July 2005 the Head of the Customs Office, without providing any further evidence in the case and without any content-related reference to the objections raised in the appeal, determined an excise tax liability for May-September 2004 at the total amount of about PLN 100 million.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. reappealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005 the Head of the Customs Office in Kraków suspended execution of the decision. On 14 November 2005 the Director of the Customs Chamber in Kraków decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued decisions keeping the first instance authority's decisions in force (so called content-related decisions of the Director of the Customs Chamber in Kraków). On 3 February 2006 Rafineria Trzebinia S.A. submitted a complaint to the Woivodship Administrative Court in Kraków together with a motion to suspend execution of the decisions. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the complained decisions until the case is decided by the Woivodship Administrative Court.

On 6 March 2007 the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable tax liability into instalments.

On 6 April 2007 the Management Board of the company appealed against the negative decision of the authority to the Head of the Customs Office in Kraków. However on 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of the Customs Office in Kraków and refused to spread the arrears in taxes into instalments. Rafineria Trzebinia S.A. did not appeal against the decision.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability. A decision dated 2 April 2007 of the District Court in Chrzanów, dismissed this claim.

The first hearings in front of the Woivodship Administrative Court in Kraków, in respect of both quashing decisions of the Director of the Customs Chamber in Kraków and content-related decisions of the Director of the Customs Chamber in Kraków, were held on 12 June 2007. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents. In July 2007 the Woivodship Administrative Court in Kraków issued a decision on

(all amounts in PLN thousand)

its closed sittings to suspend the proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków for the period May – August 2004 until the complaint of Rafineria Trzebinia S.A. against the quashing decisions of the Head of the Customs Office in Kraków for the respective period is examined, stating that the verdict on that case is vital for the proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków.

On 27 August 2007 the Woivodship Administrative Court in Kraków issued a decision on its closed sittings to suspend also the proceedings in respect of the complaint against the content-related decision of the Director of the Customs Chamber in Kraków for September 2004. Rafineria Trzebinia S.A. did not appeal against the decisions.

On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register concerning real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of the Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. The entry was made on repeated motion of the Director of the Customs Chamber in Kraków. Rafineria Trzebinia S.A. appealed against the Court's sentence mentioned above what resulted in the decision issued on 20 December 2007 by the District Court in Kraków on repeal of the above-mentioned mortgages. The sentence of the District Court is legally binding.

On the second hearing on 3 October 2007 the Woivodship Administrative Court in Kraków quashed quashing decisions of the Director of the Customs Chamber in Kraków for the period August – September 2004. The sentence of the Woivodship Administrative Court in Kraków is legally binding. As a result of the sentence mentioned above the proceedings returned to the phase of complaint of Rafineria Trzebinia S.A. against the original decisions of the Head of the Customs Office dated 31 March 2005. Therefore, the proceedings in order to determine the excise tax liability for the period of May – August 2004 are currently at the stage of the complaint against the original decision of the Head of the Customs Office in Kraków dated 31 March 2005 and the complaint to the Woivodship Administrative Court in Kraków against the content-related decisions of the Director of the Customs Chamber in Kraków dated 30 December 2005. Whereas the proceedings in order to determine the excise tax liability for September 2004 are currently at the stage of the complaint against content-related decision of the Director of the Customs Chamber in Kraków

On 13 March 2008 Rafineria Trzebinia S.A. submitted a judicial writ to the Director of the Customs Chamber relating to the complaint proceedings pointing at inactivity in this respect and providing new evidence and circumstances of the case. In connection with this proceedings hearing of witnesses was held in the Customs Office in Warsaw in mode of the legal assistance.

On 23-24 June 2008 the Woivodship Administrative Court in Kraków issued a decision on its closed sittings to return to the suspended proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków for the period May – August 2004.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A. As a result there is no provision related to the case in these consolidated financial statements for the period ended 30 June 2008.

- **Control proceedings in respect of reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period January - April 2004.**

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Director of the Tax Control Office in Kraków is conducting control proceedings in respect of reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. Additionally, in May 2006 based on the decision of the Director of the Tax Control Office tax control proceedings in respect of reliability of calculation and settlement of value added tax and excise tax for the period January - April 2004 were instituted.

Control proceedings for 2002

On 5 December 2007, as a consequence of control proceedings, the Tax Control Office issued the result of tax control in relation to excise tax for 2002 stating that the excise tax settlements carried out by Rafineria Trzebinia were correct and decision related to value added tax for 2002 stating understatement of value added tax liability by PLN 10 thousand.

Control proceedings for 2003 and January – April 2004

As at the date of preparation of these financial statements the control proceedings of the Tax Control Office against Rafineria Trzebinia S.A. have not ended yet.

(all amounts in PLN thousand)

On 3 July 2008 Rafineria Trzebinia received a protocol prepared by the Tax Control Office concerning audit of the company's financial books for the tax year 2003 determining potential additional excise tax liability in the amount of PLN 73,408 thousand. Then, on 23 July 2008 Rafineria Trzebinia received protocol from audit of the accounting books for the period January – April 2004 determining potential additional excise tax liability in the amount of PLN 126,150 thousand. The company raised reservations and additional explanations to this protocol by the legally binding date (similarly to the control for 2002).

According to the assessment of the Management Board, supported by the opinions of recognized tax advisors, there is a high probability that the outcome of the proceedings will be favourable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavourable outcome for Rafineria Trzebinia S.A. has been created in the financial statements for the period ended 30 June 2008.

- **Tax proceedings in respect of determination of value added tax amount for the period January - August 2005.**

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings in respect of value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of the Tax Office for Małopolska in Kraków decided to institute tax control proceedings in respect of setting value added tax liability for March 2005.

The above proceedings concern intra Community supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending the tax control proceedings in respect of value added tax liability for the period January - August 2005 to 31 October 2007. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings in respect of the value added tax liability for the period January - August 2005. Rafineria Trzebinia S.A. submitted a complaint for the above described decision by appealing for complete reversal. On 24 January 2008 the Director of the Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Małopolska. On 31 January 2008 the Head of the Tax Office for Małopolska in Kraków sent the notification of a new term to settle the case relating to determination of the value added tax amount for the period January - August 2005. The term was set at 31 March 2008. On 26 March 2008 the Head of the Tax Office for Małopolska in Kraków submitted another notice with a termination date set at 30 May 2008.

On 27 May 2008 the Head of the Tax Office for Małopolska in Kraków sent the notification setting to settle the case at 31 July 2008. On 30 July 2008 the Head of the Tax Office for Małopolska in Kraków submitted another notice with a date to settle the case set at 30 September 2008.

As at the date of preparation of the financial statements, the final outcome of the above control proceedings as well as potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these consolidated financial statements for the period ended 30 June 2008.

- **Tax proceedings in respect of determination of excise tax liability for period November – December 2004**

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings in respect of excise tax liability for the period of November - December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

On 31 May 2007 the Head of the Customs Office in Kraków issued a decision stating the amount of excise tax liability in the amount of approximately PLN 600 thousand. The amount of the tax liability and penalty interest was paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the decision of the Head of the Customs Office in Kraków to the Director of the Customs Chamber in Kraków. The Director of the Customs Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November - December 2004. On 12 October 2007 a complaint was issued to the Woivodship Administrative Court in Kraków.

On 16 April 2008 the hearing in front of the Voivodship Administrative Court in Kraków took place, and as a consequence, an outcome of a dispute favorable for Rafineria Trzebinia S.A. was issued. Currently, as no annulment

(all amounts in PLN thousand)

was submitted by the Director of the Customs Chamber in Kraków, Rafineria Trzebinia S.A. is waiting for the verdict to become binding in order to send files of the case to tax authorities for execution.

- **Decisions in respect of excise tax liability for the period January – February 2007.**

On 25 September 2007 the Director of the Customs Chamber in Kraków issued a decision in respect of excise tax liability for months January - February 2007 requesting at the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued motions to the Head of the Customs Office in Kraków to suspend the decision, and on 15 October 2007 appealed against the decisions. On 28 March 2008 the representative of Rafineria Trzebinia S.A. received notice from the Director of the Customs Chamber in Kraków about setting the term to settle the appeal case. On 28 April 2008 the Director of the Customs Chamber in Kraków issued decisions regarding excise tax liability for January and February 2007 sustaining the first instance authority's decisions in force. Rafineria Trzebinia S.A. submitted a complaint against the above mentioned decisions to the Woivodship Administrative Court in Krakow. On 20 May 2008 execution of the company's liabilities from the bank accounts took place.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 467,006 thousand as at 30 June 2008. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

b) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regard potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on the one hand effective 1 May 2004 Poland became a member of the European Union whereas on the other hand no regulations of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the company in relation to trade of fuels not meeting quality standards defined in the regulation dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1 million imposed on Rafineria Trzebinia S.A. by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on

(all amounts in PLN thousand)

a current basis and to issue quality certificates which may concern parameters set by law (for example regulation) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by regulations defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the complained decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the complained decision and waived the proceedings due lack of legal substance. The verdict is not legally binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

On 31 May 2007 the response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of the District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the Court of Appeals in Warsaw, VI Civil Department.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw, VI Civil Department took place, during which the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A. was sentenced. The case was accomplished with the decision favorable for Rafineria Trzebinia S.A. The representative of the Chairman of the Energy Regulatory Office submitted an annulment to the Supreme Court on 10 March 2008. On 28 April 2008 Rafineria Trzebinia S.A. submitted a judicial writ to the Supreme Court applying for dismissal of an annulment.

c) Claims and court proceedings - Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection with receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004 Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted an annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for reexamination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration as evidence in the case (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw.

On the hearing on 12 March 2008 the court decided to postpone the trial and to hear the case in chambers, so as to decide on court expert appointment.

d) Power transfer fee in settlements with ENERGA – OPERATOR S.A. (legal successor of Zakład Energetyczny Płock S.A.)

According to the paragraph 36 of the Regulation of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer

(all amounts in PLN thousand)

fee was changed. According to the paragraph 37 of the Regulation a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between ENERGA – OPERATOR S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ENERGA – OPERATOR S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ENERGA – OPERATOR S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand and created a provision for that purpose in the amount of PLN 9,781 thousand.

- **Court proceedings in which PKN ORLEN S.A. acts as a defendant**

In court proceedings in which PKN ORLEN acts as defendant, the Court issued a decision obliging PKN ORLEN to pay a liability connected with the so-called system fee to ENERGA – OPERATOR S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE-Operator S.A. against ENERGA – OPERATOR S.A., where PKN ORLEN is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend the proceedings. On 12 December 2005 the Court of Appeals in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend the proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN a motion applying for undertaking previously suspended proceedings. On 13 September 2007 the Plenipotentiary of PKN ORLEN received a plaintiff's letter standing against undertaking suspended proceedings. On 17 September 2007 court rejected undertaking suspended proceedings.

A complaint on the above mentioned decision to reject undertaking suspended proceedings was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw decided to change the complained decision and sentenced undertaking the proceedings.

On 11 February 2008 a judicial writ was sent on behalf of PKN ORLEN, in which, in response to court summons, defendant referred to circumstances in connection to which witness evidence is planned and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. On 14 March 2008 a plaintiff's letter dated 10 March 2008 was received.

On 9 April 2008 the court hearing of two witnesses of PKN ORLEN took place. The court dismissed motions to permit evidence from court expert opinions. The court consented to defendant's motion to add files from proceedings in front of the Chairman of the Energy Regulatory Office as well as in front of the Court of Competition and Consumer Protection and in front of the Supreme Court to the files of these proceedings. The court postponed the proceedings and set the next seating for 4 June 2008.

On 4 June 2008 the next court sitting took place during which the case was closed and after hearing of statements of both parties the pronouncement of verdict was postponed to 25 June 2008. On 25 June 2008 the District Court pronounced its verdict and dismissed the suit of ENERGA – OPERATOR S.A. entirely as well as sentenced the reimbursement of court proceeding costs of PLN 31 thousand in favor of PKN ORLEN. In oral explanation of the verdict the Curt pointed out that the plaintiff did not prove the amount of the damage. Until the date of preparation of these financial statements PKN ORLEN has not received written explanation of the verdict.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 30 June 2008 the provision for liabilities due to ENERGA – OPERATOR S.A. amounts to PLN 60,145 thousand.

- **Court proceedings in which PKN ORLEN S.A. acts as an outside intervener**

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case in which PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare their positions in front of the court. The next seating was postponed for an indefinite period. The judicial writ on behalf of PKN ORLEN was sent to the court on 22 March 2007.

(all amounts in PLN thousand)

On 4 April 2007 the Company received the judicial writ of the defendant dated 22 March 2007, in which the defendant supported its statement in the case and claimed to waive the motion of the plaintiff concerning issuance of a partial verdict and motions of evidence raised by the plaintiff.

On 6 April 2007 another judicial writ on behalf of PKN ORLEN as an outside intervener was sent to the Court. In the letter PKN ORLEN supported the motion of the defendant to raise a legal query to the Polish Constitutional Tribunal and explained its statement in this case.

The Company received also the judicial writ of the plaintiff dated 25 April 2007, in which the plaintiff supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, the plaintiff supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 the plaintiff sent the judicial writ in which it sustained and developed conclusions.

On 6 September 2007 the Court issued a decision in which it rejected PKN ORLEN's motion for dismissing a suit for repayment of the amount of PLN 53,969 thousand.

On 14 December 2007 and on 25 February 2008 the next court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued. The decision was postponed till 25 March 2008.

On 25 March 2008 the District Court in Warsaw, XVI Commercial Department pronounced its verdict according to which ENERGA – OPERATOR S.A. is to pay PSE the amount of PLN 62,514 thousand with interest from the dates indicated in the verdict and the amount of PLN 143 thousand as a refund of proceedings costs.

On 26 March 2008 the motion was submitted to the Court to prepare written explanation of the verdict.

On 26 May 2008 the Legal Office received the verdict of the District Court in Warsaw (XVI GC 23/06) together with explanation. On 10 June 2008 the defendant – ENERGA OPERATOR S.A. appealed against the entire verdict.

Until the date of preparation of these financial statements PKN ORLEN has not received the response to the appeal. Besides, the Court has not informed yet about the term of the appeal trial.

e) Anti-trust proceedings

As at the date of the preparation of the financial statements the Group is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

  On 31 December 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 the Plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. The appeal was passed via the Chairman of OCCP, who did not use his right to change his decision and passed the case to the Court of Competition and Consumer Protection in Warsaw (files signature: XVII AmA 54/08). The beginning date of the court proceedings is expected at the end of 2008. Parties of the proceedings are entitled to appeal to the Court of Appeals in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

(all amounts in PLN thousand)

On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

The case was conducted again by the District Court in Warsaw, the Competition and Consumer Protection Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the verdict again revoking the appealed decision of the Chairman of OCCP.

Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP was received concerning conclusion of proceedings to take evidence. PKN ORLEN was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumer Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze liquid to radiators "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this liquid). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. At present, the date of the seating in respect of the cancellation has not yet been set.

The financial statements does not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the current status of proceedings related to PETRYGO these consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 9 July 2008 the Chairman of OCCP instituted anti-trust proceedings in connection with an allegation that PKN ORLEN, Petrol Station Kogut Sp. j. seated in Krasnystaw and MAGPOL B. Kułakowski i Wspólnicy Sp. j. seated in Lechów are using practice limiting competition. That practice is the agreement on the domestic market of trading in engine liquid fuels which results in setting prices of engine liquid fuels by using distribution terms giving PKN ORLEN S.A. the right to set retail prices of engine liquid fuels used by its customers. Such agreement abuse art. 6 par. 1 of the act dated 16 February 2007 (Official Journal of 2007, no. 50, item 331, with later amendments). On 11 August 2008 PKN ORLEN replied to claims of the Chairman of OCCP. Among others, the reply pointed out that according to the Company's policy fuel retail prices at petrol stations are set independently by petrol stations' owners.

f) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced their taxable income for the purposes of corporate income tax by the following titles:
- Investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003, based on the Polish regulations, the Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
	----------	----------
Total	**14 234**	**56 145**
	=======	=======

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities or a risk that its

(all amounts in PLN thousand)

right to relieves and premiums might be lost due to breach of conditions which in effect oblige to return the amounts deducted.

In Lithuania, investment relieves are regulated by tax law and individual agreements between a company and the Government of Lithuania. According to these regulations, part of the profit designated for investments is taxed with 0% rate. State Tax Inspection is entitled to collect the amounts concerning used investment relieves that were incorrectly calculated or not wholly paid within the last 5-year period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the period 2001-2005 Mazeikiu Group used other tax relieves. As at the date of preparation of these financial statements the amount of relieves used by Mazeikiu Group amounts to PLN 109,399 thousand. Expiry date of potential return of these relieves has not passed yet, however according to the assessment of the Group the risk of the return is low.

g) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the UNIPETROL Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of a contractual penalty of EUR 77,266,500 with interest. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching the terms of the agreements by Agrofert Holding a.s. by among others, allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's Plenipotentiary received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a compensation for loss related among others to unfair competition, illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interest. The reply to the claim was submitted by the Company's Plenipotentiaries. The arbitration proceedings initiated by this law suit are currently in progress.

As far as the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. is concerned, PKN ORLEN and ConocoPhilips are conducting mediations aimed at amicable settlement of the dispute.

(all amounts in PLN thousand)

On 23 May 2008, independently of negotiations, ConocoPhilips initiated arbitration proceedings in London. Due to the fact the above mentioned proceedings are in the initial phase, there is no information about the amounts claimed by ConocoPhilips.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of these agreements.

h) Risk connected with agreements with Deza a.s.

As the result of the dispute described in the previous financial statements, the Management Board of PKN ORLEN informs that the transfer of 50% of AGROBOHEMIE a.s. shares and 38.79% of Synthesia a.s. shares was concluded on 18 January 2008.

As a result of the transfer of AGROBOHEMIE a.s. and Synthesia a.s. shares from UNIPETROL a.s. to DEZA a.s. both parties reached an agreement. Consequently, all provisions of the agreement concluded between UNIPETROL a.s. and DEZA a.s. were fulfilled, i.e. risk of UNIPETROL a.s. concerning the payment of contractual penalty to DEZA a.s. and potential legal faults on the sales transaction of AGROBOHEMIE a.s. and Synthesia a.s. was eliminated. On 22 January 2008 Deza s.a. withdrew two legal motions from the Court in Prague. On 14 April 2008 the Court statement about the expiration of two motions of Deza a.s. became binding.

VII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 APRIL 2008 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. The agreement relating to the purchase of shares in Odin Energi Latvija signed by ORLEN International Exploration & Production

PKN ORLEN S.A. informed in its regulatory announcement no 23/2008 that on 9 April 2008 subsidiary of PKN ORLEN S.A., ORLEN International Exploration & Production Company BV, seated in Amsterdam, Netherlands ("ORLEN International Exploration & Production"), and Odin Energi A/S, seated in Hellerup, Denmark ("Odin Energi") signed an agreement ("the Agreement") relating to the sale of shares in Odin Energi Latvija ("Odin Energi Latvija").

As a result of signing the Agreement ORLEN International Exploration & Production purchased from Odin Energi 500 shares in Odin Energi Latvija, with the nominal value of LVL 5 per each share (i.e. approximately PLN 24.81 based on the average LVL/PLN exchange rates of the National Bank of Poland as of 9 April 2008). The purchased shares represent 50% of the share capital of Odin Energi Latvija and 50% of the voting rights at the General Shareholders' Meeting of Odin Energi Latvija. The Agreement has been signed simultaneously with the agreement on purchase of the remaining 50% of shares in Odin Energi Latvija by the PKN ORLEN partner, Kuwait Energy Company. Kuwait Energy Company has purchased the shares through its subsidiary Kuwait Energy Netherlands Corporation.

The price for the purchased shares amounts to USD 950,000 (i.e. approximately PLN 2,090 thousand based on the average PLN/USD exchange rates of the National Bank of Poland as of 9 April 2008) and will be covered from ORLEN International Exploration & Production's own resources. The purchased shares of Odin Energi Latvija were transferred to ORLEN International Exploration & Production at the date of payment of the purchase price.

The book value of the purchased shares in the ORLEN International Exploration & Production books will be equal to their purchase price.

The investment of ORLEN International Exploration & Production in the Odin Energi Latvija shares is of a long term nature. The purchase of Odin Energi Latvija shares gives ORLEN International Exploration & Production the right to a 45% share in the concession for exploration and extraction of crude oil and natural gas in the Latvian economic Baltic Sea area. The main business activities of Odin Energi Latvija involve, among others, exploration, recognition and extraction of hydrocarbons.

The main business activities of ORLEN International Exploration & Production involve, among others, the extraction of crude oil, the extraction of natural gas, geological exploration and recognition of hydrocarbons.

PKN ORLEN S.A. owns 100% of the share capital of ORLEN International Exploration & Production and 100% of the voting rights at the General Shareholders' Meeting of ORLEN International Exploration & Production.

No connections exist between Issuer, managing and supervising persons of Issuer and the seller of Odin Energi Latvija shares.

2. Appointment of Mr. Wojciech Heydel to the President of the Management Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 27/2008 that the Supervisory Board of PKN ORLEN S.A., on its meeting held on 29 April 2008, appointed Mr. Wojciech Heydel to the position of the President of the

(all amounts in PLN thousand)

Management Board of PKN ORLEN S.A., for the common, 3-year term of office of the Company's Management Board, that starts on 7 June 2008.

3. Appointment of Mr. Dariusz Krawiec to the Vice-President of the Management Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 33/2008 that the Supervisory Board of PKN ORLEN S.A., on its meeting held on 15 May 2008, appointed Mr. Jacek Krawiec to the position of the Vice-President of the Management Board of PKN ORLEN S.A., for the common, 3-year term of office of the Company's Management Board, that starts on the day after expiration of current, at that date, common office of the Company's Management Board.

4. Agreement signed by ORLEN Deutschland with Shell Deutschland Oil

PKN ORLEN S.A. informed in its regulatory announcement no. 39/2008 that ORLEN Deutschland AG signed the agrement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuel for ORLEN Deutschland in Germany, in the period from 1 January 2008 to 31 December 2008. Estimated value of the transaction amounts to EUR 1 050 000 thousand, e.g. PLN 3 567 165 thousand, using the avarage NBP EUR/PLN rate as at 28 May 2008.

5. Appointment of four Members of the Management Board of PKN ORLEN for new term of office by the Supervisory Board

PKN ORLEN S.A. informed in its regulatory announcement no. 40/2008 that the Supervisory Board of PKN ORLEN S.A., on its meeting held on 28 May 2008 appointed to the position of the Members of the Management Board of PKN ORLEN S.A. the following persons: Mr Sławomir Robert Jędrzejczyk, Mr Wojciech Robert Kotlarek, Mr Krystian Pater and Mr Marek Serafin for the common, 3-year term of office of the Company's Management Board, that starts on the day after expiration of current, at that date, common office of the Company's Management Board.

6. Changes in the Supervisory Board of PKN ORLEN S.A.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no. 43/2008 that on 6 June 2008 the Ordinary Shareholders Meeting of PKN ORLEN S.A. appointed Mr Grzegorz Michniewicz to the Supervisory Board of the Company.

PKN ORLEN S.A. informed in its regulatory announcement no. 47/2008 that on 13 June 2008 the Extraordinary Shareholders Meeting of PKN ORLEN S.A. dismissed from the Supervisory Board the following independent Members: Mr Raimondo Eggink and Mr Ryszard Stefański.

Simultaneously Extraordinary Shareholders Meeting of PKN ORLEN S.A. appointed to the Supervisory Board Mr Jarosław Roclawski and Ms Angelina Sarota.

7. Estimation of selected operational data of PKN ORLEN S.A.

PKN ORLEN S.A. announced in its regulatory announcement no. 58/2008 from 18 July 2008 its estimates of selected financial and operational data of the PKN ORLEN S.A. Group for the second quarter of 2008.

(all amounts in PLN thousand)

VIII. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 30.04.2008–31.07.2008	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 30 April 2008
** Data as at 31 July 2008

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at the date of filing the report.

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the II quarter 2008

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares, options as at the date of the report filing**
Management Board	-	**1**	-	-	**1**	-
Piotr Kownacki	-	1	-	-	1	-
Supervisory Board	**3 457**	-	-	-	**2 950**	**507**
Raimondo Eggink	2 950	-	-	-	2 950	-
Janusz Zieliński	407	-	-	-	-	407
Grzegorz Borowiec	100	-	-	-	-	100

* Data as at 30 April 2008
** Data as at 31 July 2008

X. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 June 2008, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the total value exceeding 10% of the Company's equity.

XI. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 30 June 2008, there were no unusual related party transactions concluded between related parties within the Group where the transaction value would exceed EUR 500 thousand.

(all amounts in PLN thousand)

Transactions concluded within the Group related to deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 6-month period ended 30 June 2008 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 June 2008 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 6-month period ended 30 June 2008 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Group companies

During the 6-month period ended 30 June 2008 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from the Company's supervising persons and supervising persons of the Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons *	300 090	255 745	33 578	50 517
Natural persons	-	-	-	-

*Transactions for the period of performing function in the supervising bodies of the Company

c) Transactions with related parties concluded through the managing persons of the Company and other Group companies

During the 6-month period ended 30 June 2008 the Company obtained statements on transactions with related parties in regard of the IAS 24 "Related Party Disclosures" from the Parent Company's Management Board Members and Management Board Members of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	6	-	

d) Transactions with related parties concluded through the key executive personnel of the Company and key executive personnel of the Group companies

During the 6-month period ended 30 June 2008 the Company obtained statements extended in scope on transactions with related parties in regard of the updated IAS 24 "Related Party Disclosures" from the Parent Company's key executive personnel and key executive personnel of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	48	7	-	-

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 30 June 2008 and the settlement balances as at 30 June 2008

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non- consolidated associates [2]	Total related parties
Sales	14 485 882	5 518	1 248 132	2 264	-	15 741 796
Purchase	1 619 352	63 258	10 272	38 923	-	1 731 805
Interest income	2 449	-	28	1	-	2 478
Interest expense	2 686	-	-	-	-	2 686
Current receivables (gross)	3 658 221	93 646	437 140	1 705	-	4 190 712
Receivables allowances	(24 921)	-	(28)	(201)	-	(25 150)
Short-term liabilities	746 754	9 866	3 940	13 441	-	774 001
Non-current receivables (gross)	15 858	-	-	-	-	15 858
Long-term liabilities	24 940	-	-	-	-	24 940

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] Parent Company exercises significant influence via its representatives in supervisory bodies
[3] Parent Company exercises a joint control under the articles of association

(all amounts in PLN thousand)

3. Remuneration, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term benefits and termination benefits paid, due and potentially due during the period.

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Remuneration of the Management Board Members of the Parent	9 032	13 814
including: remuneration of the Management Board Members performing the function in the reporting period	7 622	8 234
remuneration of former Management Board Members	1 410	5 580
Remuneration of the Supervisory Board Members of the Parent	519	510
Remuneration of key executive personnel of the Parent *	19 368	20 723
Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries of the Capital Group	58 439	50 455
Total	**87 358**	**85 502**

* including post-employment benefits of former Key Management Personnel of the Parent of PLN 1,320 thousand in the period of 6 months ended 30 June 2008 and of PLN 2,379 thousand in the period of 6 months ended 30 June 2007.

XII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY THE PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period form 1 January to 30 June 2008 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security of collaterals and guarantees constituted at least 10% of the Company's equity.

XIII. INFORMATION CONCERNING SEASONAL OR CYCLICAL CHARACTER OF THE CAPITAL GROUP OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character or its operations.

XIV. SUPPLEMENTARY INFORMATION

1. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these

(all amounts in PLN thousand)

parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 March 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 28 March 2008 PKN ORLEN has received court verdict, that confirmed the validity of agreement on purchase of shares from TDC Mobile International A/S. The Court of Arbitration sustained Vodafone demand to prohibit Polkomtel S.A. stock book entries to further investigation in relation to shares owned by TDC Mobile International A/S.

General Shareholders' Meeting of Polkomtel S.A. was held on 28 March 2008. Shareholders decided to pay dividend from net profit realized in 2007. Total dividend amounted PLN 1,248,245 thousand (equalling PLN 60.89 per share) and will be paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 244,764 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 18 December 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 61,904 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend will be paid in two instalments in amount of PLN 91,410 thousand paid till 28 May 2008 and PLN 91,450 thousand paid till 27 November 2008.

Share of Polkomtel in the consolidated financial result of the Group in the six-month period ended 30 June 2008 amounted to PLN 151,627 and PLN 123,800 thousand in the six-month period ended 30 June 2007.

2. Restructuring process of IKS Solino S.A.

General Shareholders Meeting of Inowrocławskie Kopalnie Soli SOLINO S.A. was held on 15 April 2008. Shareholders assented to undertake technical and legal activities preparing the disposal of Salt Processing Unit. Conditions of the sale transaction, including approval of a buyer, would require separate resolution of the General Shareholders Meeting, regarding the sale of organized part of the company.

3. Claims related to the penalty imposed by European Commission on Unipetrol a.s.

In November 2006 in relation to alleged cartel in production of ESBR (emulsion of polimerised styrene-butadiene caoutchouc) European Commission imposed a penalty on Shell, Dow, Eni, Unipetrol and Kaucuk. Unipetrol a.s.and Kaucuk a.s., its subsidiary at that time, were jointly imposed a penalty of EUR 17.5 million, which they reimbursed to the European Commission. At the same time both entities appealed to the Court of the First Instance Authority in Luxemburg. Court proceeding is currently in progress.

Following the above decision of the European Commission, Unipetrol a.s. has been served with a claim for damages, which tire producers brought against the members of the ESBR cartel to the High Court of Justice in England and Wales. The claimants ask for damages, together with interest, to compensate for their loss suffered as a result of an alleged cartel. The amount claimed is to be assessed. Unipetrol challenged the jurisdiction of the UK courts to deal with the claim. Unipetrol's challenge is pending.

At the same time, the Italian Group Eni, one of the entities fined by the European Commission, initiated a proceeding before a court in Milan in which it seeks a judgment that the ESBR cartel did not exist and no damage occurred as a result thereof. Eni's action has been presented to Unipetrol a.s. The Management Board of Unipetrol a.s. currently considers its position in the proceeding.

4. CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date the rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

The second settlement period, regarding CO_2 emission rights granted free of charge (years 2008-2012), started from 1 January 2008. The distribution of rights, granted for the country, for each installation, according to the Polish law in force, will be done according to the Regulation of the Ministry Board as a National Plan of the Distribution of the Rights (NPDR II). As at 30 June 2008 Ministry Board has not approved the final version of the National Plan of the Distribution of the Rights. No entity in Poland is entitled to the emission rights.

Information about granted emission rights and and their balance sheet presentation in Unipetrol Group	Quantity (Mg)	Value (thousand PLN)
Emission rights acquired by Unipetrol Group in 2008 for the 5-year accounting period	18 820 095	1 423 851
Sale of emission rights in second quarter 2008 (quantity and value in accordance with accounting records)	(100 000)	(7 364)
Estimated emissions in first quarter 2008	(839 878)	(63 680)
Estimated emissions in second quarter 2008	(831 234)	(63 075)
Forex differences	-	(85)
CO_2 emission rights as at 30 June 2008	17 048 983	1 289 647

In 6-month period ended 30 June 2008 profit from sale of CO_2 emission rights was recognized in amount of PLN 9,025 thousand.

Information about granted emission rights and and their balance sheet presentation in Mazeikiu Group	Quantity (Mg)	Value (thousand PLN)
Emission rights acquired by Mazeikiu Group in 2008 for the 5-year accounting period	9 225 200	728 635
Estimated emissions in first quarter 2008	(513 916)	(38 009)
Estimated emissions in second quarter 2008	(537 385)	(39 745)
Forex differences		(46 339)
CO_2 emission rights as at 30 June 2008	8 173 899	604 542

5. Niezależny Operator Międzystrefowy Sp. z o.o. ("NOM")

The favourable verdict of the Court of Arbitration regarding sale of shares in NOM to PGE Polska Grupa Energetyczna S.A. imposing on PGE Polska Grupa Energetyczna S.A. the penalty for PKN ORLEN is included in this condensed consolidated financial statement. Income from adjudged penalty and trial expenses in the amount of PLN 84,234 thousand was recognized in other operating revenues and interests in amount of PLN 27,066 thousand was recognized in financial revenues in the II quarter of 2008.

(all amounts in PLN thousand)

XV. DIFFERENCES BETWEEN DATA DISCLOSED IN THE FINANCIAL STATEMENT AND PREVIOUSLY PREPARED AND ISSUED FINANCIAL STATEMENTS

1. Adjustments regarding valuation of currency liabilities

	Data disclosed in consolidated financial statement for the II quarter 2007	Valuation of currency liabilities	Data disclosed in consolidated financial statement for the II quarter 2008
Financial revenues	269 607	31 745	301 352
Deferred tax	(363 795)	(6 032)	(369 827)

2. Reclassification adjustments between segments influencing previously presented segments' results

	Data disclosed in consolidated financial statement for the II quarter 2007	Change of assignment to the segment the transaction of sale	Data disclosed in consolidated financial statement for the II quarter 2008
External sales (Refining Segment)	22 897 305	22 399	22 919 704
External sales (Other Operations Segment)	467 000	(22 399)	444 601
Refining segment result	1 144 851	22 399	1 167 250
Other Operations Segment result	(64 585)	(22 399)	(86 984)

XVI. SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

These condensed consolidated financial statements were authorized by the Management Board of the Parent in its seat on 12 August 2008.

....
Wojciech Heydel
President

....
Dariusz Krawiec
Vice-President

....
Sławomir Jędrzejczyk
Member of the Board

....
Wojciech Kotlarek
Member of the Board

....
Krystian Pater
Member of the Board

....
Marek Serafin
Member of the Board

Płock, 12 August 2008

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:07 14-Aug-08
Number	3770B16

RNS Number : 3770B
Polski Koncern Naftowy Orlen S.A.
14 August 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 67/2008 dated 14 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 14 August 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN050300908; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 14 August 2008
- Redemption date: 30 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 180.40.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
82-5036

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	16:19 14-Aug-08
Number	3771B16

RNS Number : 3771B
Polski Koncern Naftowy Orlen S.A.
14 August 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 68/2008 dated 14 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 14 August 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN051220808; value of the bond issue EUR 40 000 000 (i.e. PLN 132 548 000 based on EUR/PLN average exchange rate as of 14 August 2008, stated by National Bank of Poland), composed of 1 600 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 82 842,5 based on EUR/PLN average exchange rate as of 14 August 2008, stated by National Bank of Poland).
- Date of issue: 14 August 2008

- Redemption date: 22 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 975.62 (i.e. PLN 82 761.71 based on EUR/PLN average exchange rate as of 14 August 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	18:21 21-Aug-08
Number	8542B18

RNS Number : 8542B
Polski Koncern Naftowy Orlen S.A.
21 August 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 69/2008 dated 21 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 21 August 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN052 280808; value of the bond issue PLN 30 000 000 composed of 300 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 21 August 2008
- Redemption date: 28 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 878.60.

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:26 22-Aug-08
Number	9341B16

RNS Number : 9341B
Polski Koncern Naftowy Orlen S.A.
22 August 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 70/2008 dated 22 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 22 August 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN053 300908; value of the bond issue PLN 30 000 000 composed of 300 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 22 August 2008
- Redemption date: 30 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 321.10.

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Ksiegowosc bought PKN ORLEN bonds
Released	16:06 28-Aug-08
Number	2434C16

RNS Number : 2434C
Polski Koncern Naftowy Orlen S.A.
28 August 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 71/2008 dated 28 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 28 August 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. ("ORLEN Ksiegowosc"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Ksiegowosc in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN055290908; value of the bond issue PLN 9 000 000 composed of 90 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 28 August 2008
- Redemption date: 29 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 448.40.

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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PKN ORLEN SA
SEC File
82-5036

RECEIVED
2008 SEP -5 A 5:45

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino bought PKN ORLEN bonds
Released	15:59 28-Aug-08
Number	2436C15

RNS Number : 2436C
Polski Koncern Naftowy Orlen S.A.
28 August 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 72/2008 dated 28 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 28 August 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowrocławskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN054290908; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 28 August 2008
- Redemption date: 29 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 448.40.

PKN ORLEN owns 70,54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
82-5036

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	16:00 29-Aug-08
Number	3610C16

RNS Number : 3610C
Polski Koncern Naftowy Orlen S.A.
29 August 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 73/2008 dated 29 August 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 August 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN056100908; value of the bond issue EUR 35 000 000 (i.e. PLN 117 110 000 based on EUR/PLN average exchange rate as of 29 August 2008, stated by National Bank of Poland), composed of 1 400 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 83 650 based on EUR/PLN average exchange rate as of 29 August 2008, stated by National Bank of Poland).
- Date of issue: 29 August 2008

PKN ORLEN SA
SEC File
82-5036

- Redemption date: 10 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 963.15 (i.e. PLN 83 526.70 based on EUR/PLN average exchange rate as of 29 August 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	16:49 01-Sep-08
Number	4842C16

RNS Number : 4842C
Polski Koncern Naftowy Orlen S.A.
01 September 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 74/2008 dated 1 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 1 September 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN057100908; value of the bond issue EUR 15 000 000 (i.e. PLN 50 040 000 based on EUR/PLN average exchange rate as of 1 September 2008, stated by National Bank of Poland), composed of 600 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 83 400 based on EUR/PLN average exchange rate as of 1 September 2008, stated by National Bank of Poland).
- Date of issue: 1 September 2008

PKN ORLEN SA
SEC File
82-5036

- Redemption date: 10 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 972.52 (i.e. PLN 83 308.33 based on EUR/PLN average exchange rate as of 1 September 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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